

2022
ANNUAL REPORT







Letter from the CEO

To Our Shareholders,

It was a great honor to be named Orion's CEO this past September. While I have only been in this role a short time and this is my first letter to you, I have many positive thoughts and observations to share. First, I couldn't have asked for a better CFO than Scott Thanisch, who joined Orion at the same time as I did. We immediately formed a great partnership and are totally aligned in our commitment to strategically grow our company through strong leadership and discipline that will improve profitability and increase stakeholder value.



Travis Boone
President &
Chief Executive Officer

We know there's a lot of work ahead, but we also have a lot to work with. Ticking off the list, Orion is a vital provider of services to mission critical infrastructure projects within the marine and building sectors in some of our nation's fastest growing areas. We have long-tenured relationships with blue-chip clients across the government and private sectors in both our marine and concrete segments. In Marine, that includes the US Navy and US Army Corps of Engineers, many of the largest ports in the US and the Caribbean, and major petrochemical companies. In our Concrete division, we have a stellar reputation in Texas that is resonating in our target markets of Dallas and Houston.

Beyond market potential, I was especially impressed with Orion's deep talent pool. Our people take great pride in craftsmanship and performing each task properly and safely. Their willingness to adapt and learn to achieve greater growth and success, both for Orion and their professional advancement, is essential to executing our strategy. I am excited to lead Orion's thousands of talented and dedicated employees and build on the Company's nearly 30 years of operating excellence. In addition, we have a highly engaged and supportive board of independent directors with diverse backgrounds and complementary expertise to help guide us.

We have many catalysts for growth.

I am excited about several catalysts for Orion's growth such as new funding sources like the Infrastructure Investment and Jobs Act and the US Navy's intensified focus on its Pacific installations. We will continue our emphasis on disciplined bidding and investments in project management to make the most of these opportunities.

I am encouraged by how quickly our team has embraced the changes we are making in our business. I know firsthand how important team engagement is to our success. I spent 23 years at one of the world's largest E&C companies, and I led the turnaround of several underperforming businesses in its portfolio. With this experience and perspective, I took a hard look at Orion and saw its enormous potential. I knew Orion's problems were fixable with the right team in place.

I am confident that Orion has all the elements for success. After making some additions and changes to management, we now have the right team to deliver improved financial performance. That said, we have a big ship to turn around—it won't happen overnight—but we know what needs to be done to unlock the potential of this business.

We have a plan to activate growth and profitability.

Since September 2022, we have acted swiftly to put the right structure and processes in place. On our fourth quarter conference call, we shared our three-point strategic plan, which we believe will drive long-term sustainable growth that will benefit all our stakeholders. The building blocks of our plan include:



Improve the profitability of our concrete business.

- Installed new leadership for the concrete team by tapping one of our senior leaders from the Marine business who has many years of experience successfully and profitably delivering complex projects.

- Exit from low-margin business in Central Texas and refocus on our core markets of Dallas and Houston, where we have strong relationships, a track record of success, and a runway to improve profitability.

- Pursue bigger, higher-margin projects for customers who value our expertise and shift away from smaller projects that distract and consume resources.

- Invest in additional experienced project managers and provide our project teams with the training and tools to drive efficiency and improved business outcomes.

Investments and resources to realize Orion's potential.

- Strengthen the balance sheet and improve liquidity, by extending our debt maturities and accessing capital to take advantage of our market opportunities.

- Optimize assets to improve our return on assets. With the completion of our Central Texas concrete jobs in 2023, we can dispose of some underutilized equipment. We will continue our efforts to monetize non-core real estate assets this year.

- Invest in our dredging fleet to better service our growth. Supporting our commitment to the environment, Orion's fleet upgrades will also include investing in more efficient engines to achieve lower carbon emissions.

- Foster collaboration between our Concrete and Marine operations. We have the opportunity to drive synergies, leverage best practices and cross-sell work.

- Continue to enhance and build our "Target Zero" safety culture, practices and systems.

We are executing that plan and seeing early results.

Many of our new initiatives are underway and we are beginning to see positive results. 2022 contract revenue increased 24% to $748.3 million from $601.4 million last year. We reduced our net loss to $12.6 million, or a loss of $0.40 per diluted share compared to a net loss of $14.6 million, or a loss of $0.47 per diluted share in the prior year.

We entered 2023 with a solid backlog, increased quoted work outstanding, a strong bid pipeline, and long-term tailwinds driving our markets. Since the beginning of 2023, we have built great momentum with contract wins totaling over $582 million, including the largest in our history—a $448 million contract with the US Navy to build a dry dock at Pearl Harbor as part of a $2.8 billion joint venture. We have secured Concrete wins in our Dallas and Houston markets of around $100 million and won a contract for diving services, which at $20 million was also the largest diving contract in our history. During our November earnings call, I mentioned that we were bidding on our largest projects ever and we won both of those projects. We are very proud of our team bringing these projects home.

Looking ahead, we are confident the steps we are taking now will unlock the untapped potential of our assets and put us on a path to higher growth and improved profitability. I am incredibly excited to see what the future brings. I want to thank our employees for all their hard work, our Board of Directors for their commitment to our vision, our customers for their longstanding backing, and our shareholders for your continued support. From where I sit, the best is yet to come.

Sincerely,

Travis Boone
President and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☑   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022
OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____
Commission file number: 1-33891
ORION GROUP HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**26-0097459**
State of Incorporation	IRS Employer Identification Number
12000 Aerospace Avenue, Suite 300	
Houston, Texas 77034	**(713) 852-6500**
Address of Principal Executive Office	Registrant's telephone number (including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common stock, $0.01 par value per share	ORN	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: ☐ Yes ☑ No

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act: ☐ Yes ☑ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days: ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files:
Yes ☑ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definition of "large accelerated filer", "accelerated filer", "small reporting" company and "emerging growth" company in Rule 12b-2 of the Exchange Act (Check One):

Large Accelerated Filer ☐   Accelerated Filer ☑   Non-accelerated filer ☐   Smaller reporting company ☑ Emerging growth company ☐

If an emerging growth company, initiate by check mark if the registrant has elected not to use the extended transition period for complying with any, new or revised financial accounting standards provided pursuant to Section 13 (a) of the Exchange Act.

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act by the registered public accounting firm that prepared or issued its audit report. Yes ☑ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act) ☐ Yes ☑ No

There were 32,167,799 shares of common stock outstanding as of March 9, 2023. The aggregate market value of the Registrant's common equity held by non-affiliates was approximately $71.3 million as of June 30, 2022, the last business day of the Registrant's most recently completed second fiscal quarter, based upon the last reported sales price on the New York Stock Exchange on that date.

DOCUMENTS INCORPORATED BY REFERENCE

Part III – Portions of the Registrant's definitive Proxy Statement to be issued in connection with the 2023 Annual Meeting of Stockholders to be filed no later than April 30, 2023, are incorporated by reference in Part III of this Annual Report on Form 10-K.

ORION GROUP HOLDINGS, INC.

2022 Annual Report on Form 10-K
Table of Contents

PART I

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K and the documents incorporated by reference herein may contain forward-looking statements that are not based on historical fact. When used in this report, words such as "expects," "anticipates," "believes," "seeks," "estimates," "plans," "intends" and similar words identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Although such statements are based on management's current estimates and expectations and currently available competitive, financial and economic data, forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause our actual results to differ materially from what may be inferred from the forward-looking statements. Some of the factors that could cause or contribute to such differences are listed and discussed in Item 1A *"Risk Factors"* below and elsewhere in this Annual Report on Form 10-K. We undertake no obligation to release publicly any revisions or updates to any forward-looking statements that are contained in this document. We encourage you to read carefully the risk factors described in other documents we file from time to time with the United States Securities and Exchange Commission (the "SEC").

Item 1.   BUSINESS

General background

Orion Group Holdings, Inc., is a leading specialty construction company serving the infrastructure, industrial, and building sectors, providing services both on and off the water in the continental United States, Alaska, Canada and the Caribbean Basin through its marine segment and its concrete segment. Our marine segment provides construction and dredging services relating to marine transportation facility construction, marine pipeline construction, marine environmental structures, dredging of waterways, channels and ports, environmental dredging, design, and specialty services. Our concrete segment provides turnkey concrete construction services including place and finish, site preparation, layout, forming, and rebar placement for large commercial, structural and other associated business areas. We are headquartered in Houston, Texas with regional offices throughout our operating areas.

Orion Group Holdings, Inc. is a Delaware corporation. The common stock of Orion Group Holdings, Inc. is listed on the New York Stock Exchange under the symbol ORN. Unless the context otherwise requires, all references herein to "Orion", the "Company", the "Registrant", "we", "us" or "our" refer to Orion Group Holdings, Inc. and its consolidated subsidiaries and affiliates.

History and growth

Orion Group Holdings, Inc. was founded in 1994 as a marine construction project management business. Since then, we have expanded our reach both through organic growth and acquisitions. Strategic acquisitions have enhanced our operational capabilities, provided us with a larger geographic base, and added to our equipment fleet. Today we are focused on becoming the leading specialty construction and engineering company in the infrastructure, industrial, and building sectors and will continue to seek growth opportunities through greenfield expansion, acquisitions, vertical integration, and diversification.

Our operating principles and guiding beliefs include:

- *Safety* - We believe workplace safety and accident prevention is our moral obligation as well as a good business practice. By identifying and concentrating resources to address job site hazards, we continually strive to reduce our incident rates and the severity of the incidents.
- *Quality* - We believe in the importance of performing high quality work.
- *Delivery* - We believe in the importance of performing tasks safely, efficiently, and timely with industry-leading execution.
- *Teamwork* - We relentlessly pursue success together across the business as a team.
- *Integrity* - We believe that integrity is the foundation upon which all other operating principles and guiding beliefs rest and it is achieved through maintaining high ethical standards through an established code of conduct and an effective company-wide compliance program.

- *Sustainability* - We are committed to sustainability throughout our operations and throughout our corporate functions and we advance initiatives that support a more sustainable world. We do business in a way that meets the needs of the present while contributing to an environmentally, socially, and economically sustainable future.

Our Business Strategy

Following a comprehensive review of our operations, assets and talent, we have developed a three point strategic plan to unlock Orion's full potential for long-term, sustainable growth to the benefit of all of our stakeholders.

Three Point Strategic Plan

1.) Improve the profitability of the concrete business.
- Appointed new leadership for the concrete segment, tapping one of our senior leaders from the Marine business with many years of experience successfully and profitably delivering complex projects.
- Refocus our concrete business in core Texas markets of Dallas and Houston, robust markets where we have a track record of success and a runway to improve profitability.
- Invest in additional experienced project managers, and give our project teams the training and tools to drive efficiency and improved business outcomes.

2.) Strengthen business development to drive growth.
- Build on our successful sales efforts and capitalize on favorable industry dynamics including the $1.2 trillion infrastructure bill; the U.S. Navy investments in the Pacific; port expansions and maintenance resulting from the Panama Canal Expansion, and strong construction demand in both private and public sectors of the rapidly growing Texas market.
- Sharpen our business development focus, putting our efforts into pursuing those opportunities where our capabilities and expertise differentiate us. Our aim is to win quality projects at improved margins.
- Leverage our experience in the public infrastructure construction market from other parts of our business to assist our concrete segment in penetrating this more predictably funded sector.
- Build and deepen our client relationships to gain actionable insight into their future pursuits by investing in additional business development resources.

3.) Investment and resources to realize Orion's full potential.
- Strengthen our balance sheet for future growth. Complete the refinancing of our current credit facility to extend our debt maturities and provide us with the capital to take advantage of our market opportunities.
- Optimize our return on assets. The completion of our Central Texas concrete jobs in 2023 will present opportunities to sell or redeploy underutilized equipment. In addition, we will continue our efforts to monetize non-core real estate assets this year.
- Invest in our dredging fleet to better service our growth. Supporting our commitment to the environment, Orion's fleet upgrades will also include investing in more efficient engines to achieve lower carbon emissions.
- Collaborate between our concrete and marine operations to drive synergies and leverage best practices. Our teams are now working together across divisions and have a shared sense of mission and purpose.
- Continue to enhance and build our "Target Zero" safety culture, practices, and systems.

Services Provided

Marine Construction Services

Marine construction services include construction, restoration, dredging, maintenance and repair of marine transportation facilities, marine pipelines, bridges and causeways, and marine environmental structures. We have the capability of providing design-build services and typically serve as the prime contractor for these types of projects.

Marine transportation facility projects include building or rehabilitating public port facilities for container ship loading and unloading; cruise ship port facilities; private terminals; special-use Navy terminals; recreational use marinas and docks; and other marine-based facilities. These projects typically require the positioning and installation of steel or concrete fabrication dock or mooring structures designed for durability and longevity, and involve driving piles of concrete, pipe or sheet pile to provide a foundation for the port facility structure that we subsequently construct on the piles. We also provide on-going maintenance and repair, inspection services, emergency repair, and demolition and salvage services to such facilities.

Our marine pipeline service projects generally include the installation and removal of underwater buried pipeline transmission lines; installation of pipeline intakes and outfalls for industrial facilities; construction of pipeline outfalls for wastewater and industrial discharges; river crossing and directional drilling; creation of hot taps and tie-ins; and inspection, maintenance and repair services.

Our bridge and causeway projects include the construction, repair and maintenance of all types of overwater bridges and causeways, as well as the development of fendering systems in marine environments. We serve as the prime contractor for many of these projects, and some of these are design-build contracts. These projects involve fabricating steel or concrete structures designed for durability and longevity, and involve driving concrete, pipe or sheet pile into the subsurface to create support for the concrete deck roadways that we subsequently construct on the piles. These piles can exceed four feet in diameter, can range up to 170 feet in overall length, and are often driven 90 feet into the sea or river floor. We do not control the funding of bridge and causeway work, which has not been consistently available.

Marine environmental structure projects may include the installation of concrete mattresses to promote erosion protection; construction of levees to contain environmental mitigation projects, and the installation of geotubes for wetlands and island creation. Such structures are used for erosion control, wetlands creation and environmental remediation.

Dredging generally enhances or preserves the navigability of waterways or the protection of shorelines through the removal or replenishment of soil, sand or rock. Dredging involves the removal of mud and silt from the channel floor by means of a mechanical backhoe, crane and bucket or cutter suction dredge and pipeline systems. Dredging is integral to marine capital and maintenance projects, including: maintenance for previously deepened waterways and harbors to remove silt, sand and other accumulated sediments; construction of breakwaters, jetties, canals and other marine structures; deepening ship channels and wharves to accommodate larger and deeper draft ships; containing erosion of wetlands and coastal marshes; land reclamation; and beach nourishment and creation of wildlife refuges. Maintenance dredging projects are a source of recurring revenue as active channels typically require routine dredging due to natural sedimentation. The frequency of maintenance dredging may be accelerated by heavy rainfall or major weather events such as hurricanes. Areas where no natural deep water ports exist, such as the Texas Gulf Coast, require substantial dredging. We maintain multiple specialty dredges of various sizes and specifications to meet customer needs. Our dredging services are typically combined with our marine construction services to provide a turn-key solution for our customers.

Our specialty services include design, salvage, demolition, surveying, towing, diving and underwater inspection, excavation and repair. Our diving services are largely performed in shallow water and include inspections, salvage and pile restoration and encapsulation. Our survey services include surveying pipelines and performing hydrographic surveys which determine the configuration of the floors of bodies of water and detect and identify wrecks and other obstructions. Most of these specialty services support our other services or provide an introductory opportunity to other customers.

Concrete Construction Services

The concrete segment has earned a reputation as one of the most recognizable and reputable concrete contractors where we operate. Our success has been achieved by maintaining a focus on our clients and addressing their problems. The commercial construction arena has been our focus and we have completed thousands of successful commercial projects – both simple and complex in the broader Texas market including Houston, Dallas, Fort Worth, Austin and San Antonio. Our portfolio of commercial projects includes warehouse and distribution, medical, retail, education, office buildings, multi-family, religious, industrial and community projects – nearly the full spectrum of commercial construction projects. We are a turnkey subcontractor that performs the vast majority of all our work with our own labor forces.

Warehouse and distribution projects include large, intermediate and small facilities serving needs in nearly every commercial, private and public industry. Typically, the developer and builders construction method of choice for these projects are concrete tilt-wall structures ranging in size from a few thousand square feet to over one million square feet.

Speed, efficiency and quality are keys to meeting our clients' needs to deliver projects on or ahead of schedule. We have received awards for many of these projects.

Medical/healthcare projects always come with stringent requirements. We have the knowledge and experience to meet these high expectations. From hospitals to laboratories, including high rises and their garages, we know how to carry out construction activities in densely occupied areas with minimal disturbance to critical facilities daily operations.

We apply our concrete experience to a variety of office building project types, including low, mid-rise and high-rise concrete structures, whether in downtown metropolitan cities or in business districts serving neighboring communities. We utilize different technologies for elevated concrete structures, such as high-rise concrete structures.

We have the abundant knowledge of the extensive formwork systems, cranes and equipment needed to successfully deliver multi-family projects – typically in tight spaces, whether it be podium structures, mid-rise, high-rise and luxury projects. We have earned the reputation for successfully managing and delivering multi-family projects with aggressive schedules.

We bring a breadth of knowledge and a diverse portfolio of education projects. We have completed over 20 million square feet of education projects including libraries, higher education, research facilities, athletic facilities, stadiums, elementary, middle and high schools. We have also applied our skills to state of the art performing arts facilities and studios.

Retail centers play an important role for serving our neighborhoods. They address a variety of community needs and we have had the opportunity to build large regional shopping malls, national chain stores, power centers, small strip centers and corner retail shops.

We also have had the great privilege of teaming with church leaders and church builders to create worship areas for people from all walks of life. With more than 5 million square feet of worship and fellowship facilities, our religious portfolio includes projects ranging from 2,000 square feet to more than 200,000 square feet.

Industry and Market Overview

Marine Segment
We provide our services to similar customers, or in some cases, the same customers, across the markets served by our business. Our marine segment customers may be in diverse end markets, including port expansion and maintenance, bridges, causeways and other marine infrastructure, the recreational waterside industry, the U.S. Department of Defense, the energy industry, coastal protection and reclamation, along with hurricane restoration and repair and environmental remediation. We believe that this broad customer base enables us to lessen the negative effects during a downturn in a specific end market and respond quickly to the needs of expanding end markets. The following includes an overview of our diverse markets in the marine construction industry:

Port Expansion and Maintenance
Expected increases in cargo volume and future demands from larger ships transiting the expanded Panama Canal will require ports, especially along the Gulf Coast and Atlantic Seaboard, to expand their dock capacity and port infrastructure to accommodate larger container ships and increased cargo volumes, as well as perform additional dredging services to deepen and maintain their channels. We provide customers in this sector turnkey services to meet all their port expansion and maintenance work.

Bridges and Causeways
According to the American Society of Civil Engineers, as of their most recent report, one in thirteen of the nation's bridges are structurally deficient, and the average age of the nation's bridges is 45 years old. We are able to construct or restore overwater bridges, and design, repair, or replace, fendering systems for customers.

Marine Infrastructure
The U.S. Marine Transportation System ("MTS") consists of waterways, ports and their intermodal connections, vessels, vehicles, and system users, as well as shipyards and repair facilities crucial to maritime activity. The MTS is primarily owned and operated through an aggregation of federal, state, and local governmental authorities, as well as privately owned facilities and private companies. U.S. inland and intracoastal waterways require continuous maintenance and improvement. While waterway usage is increasing, the facilities and supporting systems are aging. In addition, channels

and waterways must maintain certain depths to accommodate ship and barge traffic. Natural sedimentation in these channels and waterways require routine maintenance dredging to maintain navigability.

Our full business complement, including design, dredging, marine construction, and specialty services, such as diving, survey, and inspections, are fully utilized by our customers to meet all their marine infrastructure project needs.

Recreational Waterside Industry
An increase in the number and size of cruise ships has generated a need for substantial port infrastructure development, including planning and construction of new terminals and facilities, as well as on-going maintenance and repair services. These larger vessels require the development of new mooring structures as well as additional dredging services to accommodate deeper drafts. Our service area includes, among others, the ports of Miami, Galveston, Tampa, New Orleans, Canaveral, Juneau, Tacoma, Seattle and the Caribbean Basin, which includes numerous cruise facilities and is the most popular cruise destination in the North American market.

The Department of Defense and Homeland Security
The U.S. Navy has the responsibility for the maintenance of 40 facilities in the United States, which includes a significant amount of marine infrastructure. We believe the U.S. Navy will continue to maintain strategic facilities, including required maintenance and upgrades to its marine facility infrastructure.

The U.S. Coast Guard maintains more than 50,000 federal aids to navigation, which include buoys, lighthouses, day beacons, and radio-navigation signals. Additionally, it has oversight responsibility for approximately 20,000 highway and railroad bridges that span navigable waterways throughout the country. As part of the Department of Homeland Security, we anticipate that the U.S. Coast Guard's needs for varied marine construction services, including those listed above, will provide opportunities for us in the future.

Energy Industry
We design, construct, repair and remove underwater pipelines, and provide marine construction, dredging, and on-going maintenance services for private refineries, terminal facilities and docks, and other critical areas near shore oil and gas infrastructure.

U.S. Coastal and Wetland Restoration and Reclamation
Increases in coastal population density and demographic trends, along with the potential effects of rising sea-levels, will lead to an increase in the number of coastal restoration and reclamation projects, and as the value of waterside assets rises from a residential and recreational standpoint, the private sector, government agencies and municipalities will increase spending on restoration and reclamation projects.

Hurricane Restoration and Repair
Hurricanes are often very destructive to the existing marine infrastructure and natural protection barriers of the prime storm areas of the Gulf Coast, the Atlantic Seaboard, and the Caribbean Basin, including bridges, ports, underwater channels and sensitive coastal areas. Typically, restoration and repair opportunities continue for several years after a major hurricane event. These events provide incremental projects to our industry that contribute to a favorable bidding environment and high-capacity utilization in our markets during such times.

Environmental Remediation
We believe there will be additional funding for the protection of natural habitats, environmental preservation, wetlands creation and remediation for high priority projects in Louisiana and other areas in the markets we serve that will protect and restore sensitive marine and coastal areas, advance ocean science and research, and ensure sustainable use of ocean resources.

Concrete Segment
We provide our services to different customers across the markets served by our business. Our customers in the concrete segment are in diverse end markets such as industrial, institutional, commercial real estate, and recreational developments.

We believe that this broad customer base enables us to lessen the negative effects during a downturn in a specific end market and respond quickly to the needs of expanding end markets. The following includes an overview of our diverse markets in the concrete industry:

Industrial developments

Our industrial markets include manufacturing plants, industrial warehousing, distribution centers, wastewater treatment facilities and facilities supporting the petrochemical industry. An expected increase in distribution has generated a need for substantial industrial park developments.

Institutional developments and expansions

Our institutional markets include educational facilities, medical facilities, museums, and religious developments. Due to significant population growth in the metropolitan areas of Texas, there has been great demand for institutional development and expansion. Additionally, as population and suburban areas grow, so does the continued need for medical and educational facilities.

Structural developments

Our structural markets include mid- and high-rise multi-family living, single and multi-story office buildings, parking garages, shopping malls, and other multi-story buildings. Continued growth in business expansions and relocations to Texas are driving an increase in the need for office space and apartment complexes.

Retail developments

As population continues to grow, so does the need for retail developments, such as grocery stores, shopping malls, restaurants, free standing retail outlets, and other entertainment venues.

Recreational developments

Our recreational markets include a wide range of hotels, sports venues, and stadiums. The increase in new businesses and new educational facilities has sparked the need for additional hotels and stadiums across the metropolitan areas of Texas.

Customers

Our customers in the marine segment include federal, state and local governmental agencies as well as private commercial and industrial enterprises in the United States and the Caribbean Basin. Customers in our concrete segment include general contractors along with owners and developers of medical facilities, religious developments, sports complexes and stadiums, school districts and developers, owners of industrial, commercial and residential buildings, and some governmental agencies across the metropolitan areas of Texas. Most projects are competitively bid, with the award typically going to the lowest qualified bidder. Our customer base shifts from time to time depending on the types of projects we bid, and ultimately are successful on obtaining.

The following table represents contract revenue and concentrations of contract revenue by type of customer for the years ended December 31, 2022, 2021 and 2020.

	2022	**%**	**2021**	**%**	**2020**	**%**
Federal Government	$ 80,116	11 %	$ 54,480	9 %	$ 51,793	7 %
State Governments	62,516	8 %	4,790	1 %	27,574	4 %
Local Governments	125,015	17 %	120,311	20 %	202,839	29 %
Private Companies	480,675	64 %	421,779	70 %	427,736	60 %
Total contract revenues	$ 748,322	100 %	$ 601,360	100 %	$ 709,942	100 %

We do not believe that the loss of any one customer would have a material adverse effect on our operations since no single customer sustains a large portion of our contract revenue over time.

Fluctuations in Quarterly Results

Our quarterly revenues and results of operations may fluctuate significantly depending upon the mix, size, scope, and progress schedules of our projects under contract, permitting, weather or other delays, the productivity of our labor force and the utilization of our equipment. These factors, as well as others, affect the rate at which revenue is recognized as projects are completed.

Competition

In our marine segment, we compete with several regional marine construction services companies and a few national marine construction services companies. In the past, interest groups have unsuccessfully lobbied Congress to modify or repeal the Jones Act to facilitate foreign flag competition for trades and cargos currently reserved for U.S. flag vessels under the Jones Act. If these efforts are ever successful, it could result in significantly increased competition and have a material adverse effect on our marine segment business, results of operations, cash flows or financial condition. From time to time, we compete with certain national land-based heavy civil contractors. In our concrete segment, we compete mostly in the private sector and our competitors range from small, local construction companies to large regional and national construction companies.

Both of our segments are highly fragmented with competitors generally varying within the markets we serve and with few competitors competing in all of the markets we serve or for all of the services that we provide. We believe that our turnkey capability, expertise, experience and reputation for providing safe and timely quality services, safety record and programs, versatile equipment fleet, financial strength, surety bonding capacity, knowledge of local markets and conditions, and project management and estimating abilities allow us to compete effectively. We believe significant barriers to entry exist in the markets in which we operate, including the ability to bond large projects, maritime law constraints, specialized marine equipment and technical experience; however, a U.S. company that has adequate financial resources, access to technical expertise, and specialized equipment may become a competitor.

Insurance and Bonding

We maintain general and excess liability, construction equipment, workers' compensation and other forms of insurance; all in amounts adequate for our operating needs and consistent with industry practice.

 In connection with both segments of the business, we often are required to provide various types of surety bonds that provide security for our performance under certain public and private sector contracts. Our ability to obtain surety bonds depends upon our capitalization, adequate working capital, past performance, management expertise, and external factors, including the capacity of the overall surety market. Surety companies consider such factors in light of the amount of our backlog that we have currently bonded and their own current underwriting standards, which may change from time to time. The capacity of the surety market is subject to market-driven fluctuations driven primarily by the level of surety industry losses and the degree of surety market consolidation. Although we do not believe that fluctuations in surety market capacity have significantly affected our ability to grow our business, there is no assurance that it will not significantly affect our ability to obtain new contracts in the future. The bonds we provide typically are for the contract amount of the project. At December 31, 2022, the capacity under our current bonding arrangement was at least $750 million, with approximately $175 million of projects being bonded. We believe our strong balance sheet and working capital position will allow us to continue to access our bonding capacity.

Trade Names

We operate under a number of trade names. We consolidate our operations under the brand name "Orion Group Holdings, Inc." We may be known as Orion Marine Group, Orion Marine Construction, Orion Marine Contractors, Orion Construction, East and West Jones Placement Area, Schneider E&C, Orion Industrial Construction, Orion Concrete Construction, T.A.S. Commercial Concrete Construction, T.A.S. Commercial Concrete Solutions, T.A.S. Proco, or Houston Industrial Tool Services. We do not generally register our trademarks with the U.S. Patent & Trademark Office, but instead rely on state and common law protections. While we consider our trade names to be valuable assets, we do not consider any single trademark or trade name to be of such material importance that its absence would cause a material disruption of our business.

Equipment

We operate and maintain a large and diverse equipment fleet in our marine and concrete segments, substantially all of which we own, that includes the following:

- *Barges* - spud barges, material barges, deck barges, anchor barges, hopper barges, and fuel barges. These vessels are used to provide work platforms for cranes and other equipment, to transport materials to the project site and to provide support for the project at the project site.

- *Dayboats* - small pushboats, dredge tenders and skiffs are used to shift barges at the project site, to move personnel and to provide general support to the project site.

- *Tugs* - larger pushboats and tug boats are used to transport barges and other support equipment to and from the project site.

- *Dredges* - 24" cutter head suction dredges (diesel), 20" cutter head suction dredge (diesel/electric), 20" cutter head suction dredges (diesel), 16" cutter head suction dredges, and 12" portable cutter head suction dredges are used to provide dredging services at project sites.

- *Cranes* - crawler lattice boom cranes with lift capability from 50 tons to 400 tons and hydraulic rough terrain cranes with lift capability from 15 tons to 60 tons are used to provide lifting and pile driving capabilities on project sites, and to provide bucket work, including mechanical dredging and dragline work, to project sites.

- *Tower Cranes* - Capable of being assembled to reach heights of 600 feet and have a capacity of 44,000 pounds with a maximum of 242 foot working radius.

- *Pump Trucks* - concrete pump trucks are large, diesel-powered trucks mounted with a powerful pump, and an extendable, sectioned hose or cylinder to help facilitate the placement of concrete for construction projects.

- *Laser Screeds* - laser screeds are self-propelled four wheel drive, four wheel steer units that encompass a 20' telescoping boom with a 12' wide placement head. The screed head itself consists of 3 parts: the plow, the auger, and the vibrator. The plow disperses the concrete evenly, the auger removes the excess material to finished grade, and the vibrator smooths the surface. The screed has an on board computer system able to determine the correct elevation height and provide commands for elevation control.

We believe that ownership of certain equipment is generally preferable to leased or rented equipment in some cases because it ensures the equipment is available as needed and normally results in lower costs. We continually monitor and adjust our fleet size so that it is consistent with the size of the business, considering both existing backlog and expected future work. We believe that our equipment is well maintained and suitable for our current operations. We have the ability to extend the useful life of our equipment through capital refurbishment at periodic intervals. Most of our fleet is serviced by our own mechanics who work at various maintenance sites and facilities. We are also capable of building, and have built, much of our highly specialized equipment. Our strategy is to deploy our fleet from project to project as required.

Equipment Certification
In our marine segment, some of our equipment requires certification by the U.S. Coast Guard. All equipment which requires certification has obtained such certification and is maintained in good standing thereunder. In addition, where required, our vessels' permissible loading capacities require certification by the American Bureau of Shipping ("ABS"). The ABS is an independent classification society which certifies that certain of our larger, seagoing vessels are "in-class," signifying that the vessels have been built and maintained in accordance with ABS standards and applicable U.S. Coast Guard rules and regulations. All of our vessels that are required to be certified by the ABS have been certified as "in-class." These certifications indicate that the vessels are structurally capable of operating in open waters, which enhances the mobility of our fleet.

Government Regulations
We are required to comply with the macro regulatory requirements of federal, state and local governmental agencies and authorities including the following:

- regulations concerning workplace safety, labor relations and disadvantaged businesses;
- licensing requirements applicable to shipping and dredging; and
- permitting and inspection requirements applicable to marine construction projects.

In our marine segment, we are also subject to government regulations pursuant to the Foreign Dredge Act, the Merchant Marine Act of 1920, commonly referred to as the "Jones Act", the Shipping Act and the Vessel Documentation Act. These statutes require vessels engaged in the transport of merchandise or passengers between two points in the United States or dredging in the navigable waters of the U.S. to be documented with a coastwise endorsement, to be owned and controlled by U.S. citizens, to be manned by U.S. crews, and to be built in the U.S. The U.S. citizenship ownership and control standards require the vessel-owning entity to be at least 75% U.S. citizen owned and prohibit the demise or bareboat chartering of the vessel to any entity that does not meet the 75% U.S. citizen ownership test. These statutes, together with similar requirements for other sectors of the maritime industry, are collectively referred to as "cabotage" laws.

In both our marine and concrete segments, we are subject to the requirements of OSHA and certain regulations for the EPA.

We believe that we are in material compliance with applicable regulatory requirements and have all material licenses required to conduct our operations.

Environmental Matters

General
Our activities, including concrete construction, infrastructure construction, salvage, demolition, dredging and dredge material disposal activities are subject to stringent and complex federal, state, and local laws and regulations governing environmental protection, including air emissions, water quality, solid waste management, marine and bird species and their habitats, and wetlands. A portion of our construction contracts are entered into with public authorities and frequently impose additional governmental requirements, including those related to environmental concerns.

Such laws and regulations may require that both segments and their customers obtain, and comply with, various environmental permits, registrations, licenses and other approvals. These laws and regulations also can restrict or impact the business activities in many ways, such as delaying the appropriation and performance of particular projects; restricting the way we handle or dispose of wastes; requiring remedial action to mitigate pollution conditions that may be caused by our operations or that are attributable to others; and enjoining some or all of our operations deemed in non-compliance with environmental laws and regulations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and/or criminal penalties, the imposition of remedial obligations and the issuance of orders enjoining future operations.

We believe that compliance with existing federal, state and local environmental laws and regulations will not have a material adverse effect on our business, results of operations, or financial condition. In addition, we could be affected by future laws or regulations. As a result, there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts we currently anticipate. The following is a discussion of the environmental laws and regulations that could have a material effect on our marine and concrete construction services.

Waste Management
Our operations could be subject to the federal Resource Conservation and Recovery Act ("RCRA") and comparable state laws, which impose detailed requirements for the handling, storage, treatment and disposal of hazardous and non-hazardous solid wastes. Under the auspices of the EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent, requirements. Generators of hazardous wastes must comply with certain standards for the accumulation and storage of hazardous wastes, as well as recordkeeping and reporting requirements applicable to hazardous waste storage and disposal activities.

Site Remediation
The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as "Superfund," and comparable state laws and regulations impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons responsible for the release of hazardous substances into the environment. Such classes of persons include the current and past owners or operators of sites where a hazardous substance was released, and companies that disposed or arranged for the disposal of hazardous substances at offsite locations, such as landfills. CERCLA authorizes the EPA, and in some cases third parties, to take actions in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, neighboring landowners and other third parties often file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

We currently own or lease properties that have been used by other industries for a number of years. Although we typically have used operating and disposal practices that were standard in the industry at the time, wastes may have been disposed of or released on or under the properties owned or leased by us, on or under other locations where such substances have been taken for disposal, or on or under project sites where we perform work. In addition, some of the properties may have been operated by third parties or by previous owners whose treatment and disposal or release of wastes was not under our control. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove or remediate previously disposed wastes or property contamination, or to perform remedial activities to prevent future contamination.

Water Discharges

The Federal Water Pollution Control Act, also known as the Clean Water Act ("CWA"), and analogous state laws impose strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States, including wetlands. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The CWA also regulates the discharge of dredged or fill material into waters of the U.S., and activities that result in such discharge generally require permits issued by the Corps of Engineers. Moreover, above ground storage of petroleum products is strictly regulated under the CWA. Under the CWA, federal and state regulatory agencies may impose administrative, civil and/or criminal penalties for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.

The Oil Pollution Act of 1990 ("OPA"), which amends and augments the CWA, establishes strict liability for owners and operators of facilities that are sites of releases of oil into waters of the U.S. OPA and its associated regulations impose a variety of requirements on responsible parties related to the prevention of oil spills and liability for damages resulting from such spills. For instance, OPA requires vessel owners and operators to establish and maintain evidence of financial responsibility sufficient to cover liabilities related to an oil spill for which such parties are statutorily responsible. We believe we are in compliance with all applicable OPA financial responsibility obligations and equipment requirements.

In 2009, regulations promulgated by the EPA covering certain previously exempt discharges to water from certain marine vessels became effective. The regulations provide for a general permit to cover such discharges and impose on marine vessel operators, including us, certain discharge, permitting, record keeping, reporting, monitoring, maintenance, and operating restrictions and requirements with respect to materials that are or may be discharged from certain vessels. The applicability of these restrictions and requirements is based on size and type of vessel, and they apply only to a minority of our vessels. We, nevertheless, are implementing such restrictions and requirements with respect to our vessels which are subject thereto, and we do not anticipate that such regulations or the associated permit terms, restrictions and requirements will adversely impact our business and results of operations.

Air Emissions

The Clean Air Act ("CAA") and comparable state laws restrict the emission of air pollutants from many sources, including paint booths, and may require pre-approval for the construction or modification of certain facilities expected to produce air emissions, impose stringent air permit requirements, or require the utilization of specific equipment or technologies to control emissions. We believe that our operations are in substantial compliance with the CAA.

Endangered Species

The Endangered Species Act ("ESA") restricts activities that may affect endangered species or their habitats. We conduct activities in or near areas that may be designated as habitat for endangered or threatened species. For instance, seasonal observation of endangered or threatened West Indian Manatees adjacent to work areas may impact construction operations in Florida during the winter months. Additionally, our dredging operations in Florida are impacted by limitations for placement of dredge spoil materials on designated spoil disposal islands, from April through August of each year, when the islands are inhabited by nesting colonies of protected bird species. Further, restrictions on work during the Whooping Crane nesting period in the Aransas Pass National Wildlife Refuge from October 1 through April 15 each year and during the non-dormant grass season for sea grass in the Laguna Madre from March 1 through November 30 each year impact our construction operations in the Texas Gulf Coast area. We plan our operations and bidding activity with these restrictions and limitations in mind, and they have not materially hindered our business in the past. However, these and other restrictions may affect our ability to obtain work or to complete our projects on time in the future. In addition, while we believe that we are in material compliance with the ESA, the discovery of previously unidentified endangered species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected area.

Climate Change

The U.S. Congress may consider legislation to reduce emissions of greenhouse gases in response to climate change concerns. In addition, several states have declined to wait on Congress to develop and implement climate control legislation and have already taken legal measures to reduce emissions of greenhouse gases. Passage of climate control legislation or other regulatory initiatives by Congress or various states, or the adoption of regulations by the EPA and analogous state agencies that restrict emissions of greenhouse gases in areas in which we conduct business could have an adverse effect on our operations and demand for our services.

Human Capital Management

As of December 31, 2022, our marine segment had 868 employees, 286 of whom were full-time salaried personnel and most of the remainder of whom were hourly personnel. Our concrete segment had 1,348 employees, 197 of whom were full-time salaried personnel and most of the remainder were hourly personnel.

From time to time, we hire additional employees for certain large projects and, subject to local market conditions, additional crew members are generally available for hire on relatively short notice. We believe our employees are our most valuable resource, and our workforce possesses a strong dedication to and pride in our company. Our employees are not currently represented by labor unions, except certain employees in our marine segment located in the Pacific Northwest and Alaska and certain employees operating specialized equipment for our concrete segment, in respect of which collective bargaining agreements are in place. Employees represented by collective bargaining agreements represent approximately 4.3% of our total workforce.

Financial Information About Geographic Areas

We are a project-driven marine and concrete contractor, and our operations represent two reportable segments for financial reporting. Our business is primarily conducted along the coastal regions of the United States for our marine segment and in the metropolitan areas of Texas for our concrete segment. Revenues generated from our marine segment outside the United States, primarily in the Caribbean Basin and Mexico, totaled 0.9%, 0.5%, and 1.8% of total revenues for the years ended December 31, 2022, 2021 and 2020, respectively. Our long-lived assets are substantially located in the United States.

Access to the Company's Filings

We maintain a website at www.oriongroupholdingsinc.com where we make available, free of charge, access to the various reports we file with, or furnish to, the SEC. None of the information on our website is incorporated into this Annual Report on Form 10-K by reference. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Item 1A.   RISK FACTORS

We operate in a changing environment that involves numerous known and unknown risks and uncertainties that could materially adversely affect our business, financial condition, and results of operations. The risks described below highlight some of the factors that have affected and could affect us in the future. We may also be affected by unknown risks or risks that we currently think are immaterial. If any such events actually occur, our business, financial condition, and results of operations could be materially adversely affected.

Risk Factors Relating to Our Business

We rely on highly competitive and highly regulated government contracts.

Government funding for public works projects is limited, thus creating a highly competitive environment for the limited number of public projects available. Reduced levels of, or delays in, government funding cause delays in project lettings and result in intense competition and pricing pressure for such projects. In addition, government contracts are subject to specific procurement regulations, contract provisions and a variety of regulatory requirements relating to their formation, administration, performance and accounting. Many of these contracts include express or implied certifications of compliance with applicable laws and contract provisions. Any violations of these regulations could bring about litigation, including the possibility of qui tam ("whistleblower") litigation brought by private individuals on behalf of the government under the Federal Civil False Claims Act, and could cause termination of other existing government contracts and result in the loss of future government contracts. Due to the significant competition in the marketplace and the level of regulations on government contracts, we could suffer reductions in new projects and see lower revenues and profit margins on those projects, which could have a material adverse effect on the business, operating results and financial condition.

Our operations are susceptible to a variety of adverse conditions including weather conditions, natural disasters, health epidemics or pandemics or other contagious outbreaks and terrorist attacks that could negatively impact the markets in which we operate.

Our business, operating results and financial condition could be materially and adversely affected by severe weather and other natural disasters, such as earthquakes or hurricanes, particularly along the Gulf Coast, the West Coast, the Atlantic Seaboard, and the Caribbean Basin. Repercussions of severe weather conditions could cause significant interruption of projects in process and have safety implications to personnel at those sites.

Our business, operating results and financial condition could be materially and adversely affected if a public health epidemic or pandemic or other contagious outbreak, such as the recent coronavirus ("COVID-19") pandemic (as discussed in greater detail below), interferes with our ability, or that of our employees, contractors, suppliers, customers and other business partners to perform our and their respective responsibilities and obligations relative to the conduct of our business.

Terrorist attacks, targeted at ports, marine facilities, shipping or metropolitan areas could affect the markets in which we operate our business and our expectations. Increased armed hostilities, terrorist attacks or responses from the United States may lead to further acts of terrorism and civil disturbances in the United States or elsewhere, which may further contribute to economic instability in the United States. These attacks or armed conflicts may affect our operations or those of our customers or suppliers and could impact our revenues, our production capability and our ability to complete contracts in a timely manner.

Demand for our services may decrease due to economic recession or a reduction of demand in end markets of our customers.

Our concrete segment depends on continued growth in population in our geographic market areas in Texas to support residential and nonresidential construction. A growing population generates economic growth and expansion in construction for retail, office buildings, etc. If the population decreases or slows in growth, it may adversely affect economic growth and ultimately limit the need for residential and nonresidential construction services in the areas we currently perform services.

Moreover, even when the underlying economic fundamentals that ordinarily drive the level of construction activity are strong, the level of economic activity in such markets may be suppressed during inflationary periods that are accompanied by increasing interest rates. There is a risk that, if the Federal Reserve Board continues to increase interest rates to respond to inflation concerns, our concrete business could see a reduction in demand.

The timing of new contracts may result in volatility in our cash flow and profitability. These factors as well as others that may cause our actual financial results to vary from any publicly disclosed earnings guidance and forecasts are outside of our control.

Our revenues are generated from project-based work. It is generally very difficult to predict the timing and source of awarded contracts. The selection of, timing of, or failure to obtain projects, delays in awards of projects, the rebidding or termination of projects due to budget overruns, or the cancellations of projects or delays in completion of contracts could result in the under-utilization of our assets and reduce our cash flows and profitability. Even if we are awarded contracts, we face additional risks that could affect whether, or when, work will begin. For example, some of our contracts are subject to financing and other contingencies that may delay or result in termination of projects. This may make it difficult to match workforce size and equipment location with contract needs. In some cases, we may be required to bear the cost of a readily available workforce and fleet of equipment that is larger than needed at the time, resulting in unpredictability in our cash flow, expenses and profitability. If an expected contract award or the related notice to proceed is delayed or not received, we could incur substantial costs without receipt of any corresponding revenues. Delays by our customers in obtaining required approvals and permits for their infrastructure projects may delay their awarding contracts for those projects and, once awarded, the ability to commence construction under those contracts. Moreover, construction projects for which our services are contracted may require significant expenditures by us prior to receipt of relevant payments by a customer and may expose us to potential credit risk if such customer should encounter financial difficulties. Such expenditures could reduce our cash flows and necessitate increased borrowings under our credit facility. Finally, the winding down or completion of work on significant projects that were active in previous periods will reduce our revenue and earnings if such significant projects have not been replaced in the current period. From time to time we may publicly provide earnings or other forms of guidance, which reflect our predictions about future revenue, operating costs and capital structure, among other factors. Any such predictions may be impacted by these factors as well as others that are beyond our control and might not turn out to be accurate.

Fluctuations in commodity prices or interest rates may affect our customers' investment decisions and therefore subject us to risks of cancellation, delays in existing work, or changes in the timing and funding of new awards. Additionally, fluctuations in commodity prices can negatively affect our project costs.

Commodity prices can affect our customers in a number of ways. For example, for those customers that produce commodity products such as oil, gas, concrete, steel products, fluctuations in price can have a direct effect on their profitability and cash flow and, therefore, their willingness to continue to invest or make new capital investments. To the extent commodity prices decline or fluctuate and our customers defer new investments or cancel or delay existing projects, the demand for our services decreases, which may have a material adverse impact on the business, financial condition, and results of operations.

Additionally, rising interest rates may affect the cost of financing for our customers' capital projects and investments. These increased costs may affect their capacity and willingness to undertake new investments, and may result in the delay or cancellation of projects they would otherwise undertake.

Commodity prices can also strongly affect the costs of projects. We use concrete and steel as well as diesel fuel and other petroleum-based products to operate our equipment used in our construction contracts. Fluctuations in supplies relative to demand and other factors can cause unanticipated increases in their cost. Rising commodity prices can negatively impact the potential returns on projects that are planned, as well as those in progress, and result in customers deferring new investments or canceling or delaying existing projects. The short-term nature of the majority of our projects typically protects us from these potential price increases, however, if we are unable to procure commodities for completion of our projects at estimated prices due to rising commodity prices, our margins may erode on certain in progress or future projects.

We may be unable to obtain sufficient bonding capacity for our contracts and the need for performance and surety bonds may adversely affect our business.

As more fully described in "Insurance and Bonding" under "Item 1. Business," we are generally required to post bonds in connection with government and certain private sector contracts to ensure job completion. We have entered into a bonding agreement with a large multinational surety which acts as surety, issues bid bonds, performance bonds and payment bonds, and obligates itself upon other contracts of guaranty required by us in the day-to-day operations of our business. However, our surety is not obligated under the bonding agreement to issue bonds for us and bonding decisions are made on a case-by-case basis. We may not be able to maintain a sufficient level of bonding capacity in the future, which could preclude us from being able to bid for certain contracts and successfully contract with certain customers, or cause us to have to increase our letter of credit utilization in lieu of bonds, thereby reducing available borrowing capacity under our credit facility. In addition, the conditions of the bonding market may change, increasing our costs of bonding or restricting our ability to get new bonding which could have a material adverse effect on our business, operating results and financial condition.

Our business depends on good customer relationships and our reputation in both the marine and concrete infrastructure markets, which is developed and maintained by our executives and key project managers. Loss of any of our relationships, reputation or executives or key project managers could materially reduce our revenues and profits.

Our contracts are typically entered into on a project-by-project basis, so we generally do not have continuing contractual commitments with our customers beyond the terms of the current contract. We benefit from key customer relationships built over time and with both public and private entities. We also benefit from our reputation in the marine and concrete construction markets developed over years of successfully performing on projects. Both of these aspects of our business were developed and are maintained through our executives and key project managers. Our inability to retain our executives and key project managers or inability to complete projects timely and successfully resulting in customer satisfaction could have a material adverse effect on our current customer relationships and reputation. The inability to maintain relationships with our customers in general or obtain new customers based on our reputation could have a material adverse effect on our business, operating results and financial condition.

We may not be able to fully realize the revenue value reported in our backlog.

As of December 31, 2022, we had a backlog of work to be completed on contracts totaling approximately $216.7 million in our marine segment and approximately $232.1 million in our concrete segment. Backlog develops as a result of new awards, which represent the potential revenue value realizable pursuant to new project commitments received by us during a given period.

Backlog consists of awarded projects which have either (a) not yet been started or (b) are in progress but are not yet complete. In the latter case, the revenue value reported in backlog is the remaining value related to work that has not yet been completed. We cannot guarantee that the revenue projected in our backlog will be realized, or if realized, will result in earnings. From time-to-time, projects are cancelled that appeared to have a high certainty of going forward at the time they were recorded as new awards. In the event of a project cancellation, we may be reimbursed for certain costs but typically have no contractual right to recover the total revenue reflected in our backlog. In addition to being unable to recover certain direct costs, cancelled projects may also result in additional unrecoverable costs due to the resulting under-utilization of our assets or labor force.

We could suffer contract losses if we fail to accurately estimate our costs or fail to execute within our cost estimates on fixed-price, lump-sum contracts.

Much of our revenue is derived from fixed-price, lump-sum contracts. Under these contracts, we perform our services and execute our projects at a fixed price and where, as a result, we could benefit from cost savings, but we may be unable to recover any cost overruns. Fixed-price contracts carry inherent risks, including risks of losses from underestimating costs, operational difficulties and other factors that may occur over the contract period. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, we may incur losses or the project may not be as profitable as we expected. In addition, we are sometimes required to incur costs in connection with modifications to a contract (change orders) that may not be approved by the customer as to scope and/or price, or to incur unanticipated costs, including costs for customer-caused delays, errors in specifications or designs, or contract suspension or termination that we may not be able to recover. These, in turn, could have a material adverse effect on our business, operating results and financial condition. The revenue, cost and gross profit realized on such contracts can vary, sometimes substantially, from the original projections due to changes in a variety of factors, such as:

- failure to properly estimate costs of engineering, design, material, equipment or labor;
- unanticipated technical problems with the structures or services being supplied by us, which may require that we spend our own funds to remedy the problem;
- project modifications creating unanticipated costs;
- differing site conditions;
- changes in the costs of equipment, materials, labor or subcontractors;
- our suppliers' or subcontractors' failure to perform;
- difficulties in our customers obtaining required governmental permits or approvals;
- changes in local laws and regulations;
- changes in ad valorem and other tariffs;
- delays caused by local weather conditions; and
- exacerbation of any one or more of these factors as projects grow in size and complexity.

These risks may increase if the project is of a long-term duration because of the elevated risk that the circumstances upon which we based our original bid will change in a manner that increases costs. In addition, we sometimes bear the risk of delays caused by unexpected conditions or events.

We could suffer penalties on our contracts for late completion.

In many instances, including in our fixed-price contracts, we guarantee that we will complete a project by a scheduled date. If we subsequently fail to complete the project as scheduled, without sufficient justification, we may be liable for any customer losses resulting from such delay, generally in the form of contractually agreed-upon liquidated damages. In addition, failure to maintain a required schedule could cause us to default on our government contracts, giving rise to a variety of potential damages. To the extent that these events occur, the total costs of the project could exceed our original estimates, and we could experience reduced profits or, in some cases, a loss for that project.

Our projects could be hindered due to our dependence on third parties to complete many of our contracts.

A portion of the work performed under our contracts is performed by third-party subcontractors we hire. We also rely on third-party equipment manufacturers or suppliers to provide much of the materials used for projects. If we are unable to hire qualified subcontractors or find qualified equipment manufacturers or suppliers, our ability to successfully complete a project could be impaired. If we are not able to locate qualified third-party subcontractors or the amount we are required to pay for subcontractors or equipment and supplies exceeds what we have estimated, especially in a lump-sum or a fixed-price contract, we may suffer losses on these contracts. If a subcontractor, supplier, or manufacturer fails to provide services, supplies or equipment as required under a contract for any reason, we may be required to source these services, equipment or supplies to other third parties on a delayed basis or on less favorable terms, which could impact contract profitability. There is a risk that we may have disputes with our subcontractors relating to, among other things, the quality and timeliness of work performed, customer concerns about the subcontractor, or our failure to extend existing task orders or issue new task orders under a contract. In addition, faulty workmanship, equipment or materials could impact the overall project, resulting in claims against us for failure to meet required project specifications.

In the current economic environment, third parties may find it difficult to obtain sufficient financing to help fund their operations. The inability to obtain financing could adversely affect a third party's ability to provide materials, equipment or services which could have a material adverse impact on our business, financial condition, and results of operations. In addition, a failure by a third party subcontractor, supplier or manufacturer to comply with applicable laws, regulations or client requirements could negatively impact our business and, for government clients, could result in fines, penalties, suspension or even debarment being imposed on us, which could have a material adverse impact on our business, financial condition, and results of operations.

We may incur higher costs to acquire, manufacture and maintain equipment necessary for our operations.

We have traditionally owned the majority of the equipment used in our projects, and we do not bid on contracts for which we do not have, or cannot quickly procure, whether through construction, acquisition or lease, the necessary equipment to complete projects. We are capable of building much of the specialized equipment used in our projects, including dayboats, tenders and dredges. To the extent that we are unable to buy or build equipment necessary for our needs, either due to a lack of available funding or equipment shortages in the marketplace, we may be forced to rent equipment on a short-term basis, which could increase the costs of completing contracts, thereby reducing contract profitability. In addition, our equipment requires continuous maintenance, which we primarily provide through our own repair facilities, as well as certification by the U.S. Coast Guard for certain marine segment assets. If we are unable to continue to maintain the equipment in our fleet or are unable to obtain the requisite certifications, we may be forced to obtain third-party repair services, be unable to use our uncertified equipment or be unable to bid on contracts, which could have a material adverse effect on our business, operating results and financial condition.

In addition, our vessels in the marine segment may be subject to arrest or seizure by claimants as security for maritime torts committed by the vessel or us or the failure by us to pay for necessities, including fuel and repair services, which were furnished to the vessel. Such arrest or seizure could preclude the vessel from working, thereby causing delays in marine segment projects.

Our business is subject to significant operating risks and hazards that could result in damage or destruction to property, injuries or loss of life, which could result in losses or liabilities to us.

Construction and maintenance sites are potentially dangerous workplaces and often put our employees and others in close proximity with mechanized equipment, moving vehicles, or other construction or worksite hazards. On most sites, we are responsible for safety and are contractually obligated to implement safety procedures. Our safety record is an important consideration for us and for our customers. If serious accidents or fatalities occur or our safety record was to deteriorate, we may be excluded from bidding on certain work, expose ourselves to possible lawsuits, and existing service arrangements could be terminated, thus having a material adverse impact on our financial position, results of operations, cash flows and liquidity. Further, regulatory changes implemented by OSHA or the U.S. Coast Guard could impose additional costs on us. Adverse experience with hazards and claims could have a negative effect on our reputation with our existing or potential new customers and our prospects for future work.

The businesses of marine infrastructure construction, port maintenance, dredging and salvage are generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, hurricanes, adverse weather conditions, collisions with fixed objects, cave-ins, encountering unusual or unexpected geological formations, disruption of transportation services and flooding. These risks could result in damage to or destruction of, dredges, transportation vessels, other maritime structures and buildings, and could also result in personal injury or death, environmental damage, performance delays, monetary losses or legal liability.

In the concrete segment, our workers are subject to the usual hazards associated with providing construction and related services on construction sites including environmental hazards, industrial accidents, hurricanes, adverse weather conditions, and flooding. Operating hazards can cause personal injury or death, damage to or destruction of property, plant and equipment, environmental damage, performance delays, monetary losses or legal liability.

Our current insurance coverage may not be adequate, and we may not be able to obtain insurance at acceptable rates, or at all.

We maintain various insurance policies, including general liability and workers' compensation. We are partially self-insured under some of our policies, and our insurance does not cover all types or amounts of liabilities. We are not required to, and do not, specifically set aside funds for our self-insurance programs.

At any given time, we are subject to multiple workers' compensation and personal injury claims. We maintain substantial loss accruals for workers' compensation claims, and, until recently, our workers' compensation and insurance costs have been rising for several years notwithstanding our emphasis on safety. Our insurance policies may not be adequate to protect us from liabilities that we incur in our business. In addition, some of the projects that we bid on require us to maintain high levels of builder's risk insurance. We may not be able to obtain similar levels of insurance on reasonable terms, or at all. Our inability to obtain such insurance coverage at acceptable rates or at all could have a material adverse effect on our business, operating results and financial condition.

Furthermore, due to a variety of factors such as increases in claims and projected significant increases in medical costs, our insurance premiums may increase in the future and we may not be able to obtain similar levels of insurance on reasonable terms, or at all. Any such inadequacy of, or inability to obtain, insurance coverage at acceptable rates, or at all, could have a material adverse effect on our business, operating results and financial condition.

Insurance liabilities are difficult to assess and quantify due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If we were to experience insurance claims or costs above our estimates, we might be required to use working capital to satisfy these costs rather than to maintain or expand our operations. To the extent that we experience a material increase in the frequency or severity of accidents or workers' compensation and health claims, or unfavorable developments on existing claims, our operating results and financial condition could be materially and adversely affected.

Our operations are subject to environmental laws and regulations that may expose us to significant costs and liabilities.

Our marine infrastructure construction, salvage, demolition, dredging and dredge material disposal activities are subject to stringent and complex federal, state and local environmental laws and regulations, including those concerning air emissions, water quality, solid waste management, and protection of certain marine and bird species, their habitats, and wetlands. We may incur substantial costs in order to conduct our operations in compliance with these laws and regulations. For instance, we may be required to obtain, maintain and comply with permits and other approvals (as well as those obtained for projects by our customers) issued by various federal, state and local governmental authorities; limit or prevent releases of materials from our operations in accordance with these permits and approvals; and install pollution control equipment. In addition, compliance with environmental laws and regulations can delay or prevent our performance of a particular project and increase related project costs. Moreover, new, stricter environmental laws, regulations or enforcement policies, including those imposed in response to climate change, could be implemented that significantly increase our compliance costs, or require us to adopt more costly methods of operation.

Failure to comply with environmental laws and regulations, or the permits issued under them, may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations and the issuance of injunctions limiting or preventing some or all of our operations. In addition, strict joint and several liability may be imposed under certain environmental laws, which could cause us to become liable for the investigation or remediation of environmental contamination that resulted from the conduct of others or from our own actions that were in compliance with all applicable laws at the time those actions were taken. Further, it is possible that we may be exposed to liability due to releases of pollutants, or other environmental impacts that may arise in the course of our operations. For instance, some of the work we perform is in underground and water environments, and if the field location maps or waterway charts supplied to us are not accurate, or if objects are present in the soil or water that are not indicated on the field location maps or waterway charts, our underground and underwater work could strike objects in the soil or the waterway bottom containing pollutants and result in a rupture and discharge of pollutants. In addition, we sometimes perform directional drilling operations below certain environmentally sensitive terrains and water bodies, and due to the inconsistent nature of the terrain and water bodies, it is possible that such directional drilling may cause a surface fracture releasing subsurface materials. These releases may contain contaminants in excess of amounts permitted by law, may expose us to remediation costs and fines and legal actions by private parties seeking damages for non-compliance with environmental laws and regulations or for personal injury or property damage. We may not be able to recover some or any of these costs through insurance or increased revenues, which may have a material adverse effect on our business, operating results and financial condition. See "Business - Environmental Matters" for more information.

Our concrete segment is subject to extensive and complex regulations that affect land development and building construction, including zoning, density restrictions, building design and building standards. These regulations often provide broad discretion to the administering governmental authorities as to the conditions we must meet prior to development or construction being approved, if approved at all. We are subject to determinations by these authorities as to the adequacy of water or sewage facilities. New building developments may also be subject to various assessments for schools and other public improvements. In addition, in many markets government authorities have implemented no growth or growth control initiatives. Any of these can limit, delay or increase the costs of development and construction.

The anticipated investment in port and marine infrastructure may not be as large as expected, which may result in periods of low demand for our marine construction services.

The demand for port construction, maintenance infrastructure services and dredging may be vulnerable to downturns in the economy generally and in the marine transportation industry specifically. The amount of capital expenditures on port facilities and marine infrastructure in our markets is affected by the actual and anticipated shipping and vessel needs of the economy in general and in our geographic markets in particular. If the general level of economic activity deteriorates, our customers may delay or cancel expansions, upgrades, maintenance and repairs to their infrastructure. A number of other factors, including the financial condition of the shipping industry, could adversely affect our customers and their ability or willingness to fund capital expenditures in the future. During downturns in the U.S. or world economies, the anticipated port usage in our geographic markets may decline, resulting in less port construction, upgrading and maintenance. As a result, demand for our services could substantially decline for extended periods.

Restrictions on foreign ownership of our vessels could limit our ability to sell off any portion of our marine construction segment or result in the forfeiture of our vessels or in our inability to continue our operations in United States navigable waters.

The Foreign Dredge Act of 1906, the Merchant Marine Act of 1920 (the "Jones Act"), the Shipping Act of 1984 and the Vessel Documentation Act require vessels engaged in the transport of merchandise or passengers between two points in the United States or dredging in the navigable waters of the United States to be owned and controlled by United States citizens. The United States citizen ownership and control standards require the vessel-owning entity to be at least 75% U.S. citizen-owned, thus restricting foreign ownership interests in the entities that directly or indirectly own the vessels which we operate. If we were to seek to sell any portion of our marine segment that owns any of these vessels, we may have fewer potential purchasers, since some potential purchasers might be unable or unwilling to satisfy the foreign ownership restrictions described above; additionally, any sales of certain of our larger vessels to foreign buyers would be subject to approval by the U.S. Maritime Administration. As a result, the sales price for that portion of our marine segment may not attain the amount that could be obtained in an unregulated market.

The COVID-19 pandemic affected and may again adversely affect our business and results of operations and financial condition.

The COVID-19 pandemic and related governmental and business responses had and may again have an adverse effect on the markets we derive project opportunities from, our customers, and our operations. The extent to which the COVID-19 pandemic could again impact us will depend on numerous evolving factors and future developments that are uncertain and that we are not able to predict, including: the timing, extent, trajectory and duration of the pandemic; the emergence of new variants; the development, availability, distribution and effectiveness of vaccines and treatments; the imposition of protective public safety measures; and the impact of the pandemic on the global economy and demand for our products and services. Although the COVID-19 pandemic has subsided, we could again experience adverse impacts to our business as a result of any related economic recession that occurred or may occur in the future from COVID-19 or other similar global pandemics.

Risk Factors Relating to Our Employees

We may be subject to unionization, work stoppages, slowdowns or increased labor costs.

Only a small percentage of our marine segment workforce, located in the Pacific Northwest and Alaska, is currently unionized. If at any time, a majority of our employees unionized, it could limit the flexibility of the workforce and could result in demands that might increase our operating expenses and adversely affect our profitability. Each of our different employee groups could unionize at any time and would require separate collective bargaining agreements. If any group of our employees were to unionize and we were unable to agree on the terms of their collective bargaining agreement or we were to experience widespread employee dissatisfaction, we could be subject to work slowdowns or stoppages. In addition, we may be subject to disruptions by organized labor groups protesting our non-union status. Any of these events would be disruptive to our operations and could have a material adverse effect on the business, operating results and financial condition.

Our employees in the marine segment are covered by federal laws that provide seagoing employees remedies for job-related claims in addition to those provided by state laws.

Many of our marine segment employees are covered by federal maritime law, including provisions of the Jones Act, the Longshore and Harbor Workers Act, ("USL&H") and the Seaman's Wage Act. Jones Act laws typically operate to make liability limits established by USL&H and state workers' compensation laws inapplicable to these employees and to permit these employees and their representatives to pursue litigation against employers for job-related injuries. Because in some cases we are not protected by the limits imposed by state workers' compensation statutes, we have greater exposure for claims made by these employees as compared to employers whose employees are not covered by these provisions.

For example, in the normal course of business, we are a defendant in various personal injury lawsuits. We maintain insurance to cover claims that arise from injuries to our workforce subject to a deductible. During 2022, we recorded $0.3 million of expense for our self-insured portion of these liabilities. We believe our recorded self-insurance reserves represent our best estimate of the outcomes of these claims. Should negative trends persist; we could continue to be negatively impacted in the future.

General Risk Factors

Systems and information technology interruption or failure and data security breaches could adversely impact our ability to operate or expose us to significant financial losses and reputational harm.

We rely heavily on computer, information, and communications technology and related systems in order to properly operate our business. From time to time, we experience occasional system interruptions and delays. In the event we are unable to regularly deploy software and hardware, effectively upgrade our systems and network infrastructure, and take other steps to maintain or improve the efficiency and efficacy of our systems, the operation of such systems could be interrupted or result in the loss, corruption, or release of data. In addition, our computer and communication systems and operations could be damaged or interrupted by natural disasters, telecommunications failures, power loss, acts of war or terrorism, computer viruses, malicious code, physical or electronic security breaches, intentional or inadvertent user misuse or error, or similar events or disruptions. Any of these or other events could cause interruptions, delays, loss of critical and/or sensitive data or similar effects, which could have a material adverse impact on our business, financial condition, protection of intellectual property, and results of operations, as well as those of our clients.

In addition, we face the threat to our computer systems of unauthorized access, computer hackers, computer viruses, malicious code, organized cyber-attacks and other security problems and system disruptions, including possible unauthorized access to and disclosure of our and our clients' proprietary or classified information. We rely on industry accepted security measures and technology to securely maintain all confidential and proprietary information on our computer systems, but they may still be vulnerable to these threats. As a result, we may be required to expend significant resources to protect against the threat of these system disruptions and security breaches or to alleviate problems caused by these disruptions and breaches. Any of these events could damage our reputation and have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risk Factors Relating to Our Indebtedness and Financing Plans

Our indebtedness includes covenants and obligations with regard to our business activities that may restrict our ability to take certain actions which may negatively affect our financial condition.

At December 31, 2022, our total indebtedness under the Credit Agreement was approximately $35.0 million. We must comply with various affirmative and negative covenants contained in our Credit Agreement, some of which may restrict the way in which we would like to conduct our business. Among other things, our requirements under out debt instruments could potentially limit our ability to:

- incur additional indebtedness or liens;
- make payments in respect of or redeem or acquire any debt or equity issued by us;
- sell assets;
- make loans or investments;
- make guarantees;
- enter into any hedging agreement for speculative purposes;
- acquire or be acquired by other companies; or
- amend some of our contracts.

The restrictions under our indebtedness may prevent us from engaging in certain transactions which might otherwise be considered beneficial to us, for example, they could:

- increase our vulnerability to general adverse economic and industry conditions;
- limit our ability to fund future working capital and capital expenditures, to engage in future acquisitions, to enter into new construction or development activities, or to otherwise fully realize the value of our assets and opportunities because of the need to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness or to comply with any restrictive terms of our indebtedness;

- limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate; and
- place us at a competitive disadvantage as compared to our competitors that have less debt.

We may incur additional indebtedness in the future by issuing debt instruments, under new credit agreements, under joint venture credit agreements, under capital leases or synthetic leases, on a project-finance or other basis or a combination of these. If we incur additional indebtedness in the future, it likely would be under arrangements that may have terms and conditions at least as restrictive as those contained in our existing Credit Agreement. At December 31, 2022, available capacity to borrow on the revolving lines of credit was $6.0 million. Failure to comply with the terms and conditions of any existing or future indebtedness, including current or prospective covenants, would constitute an event of default. If an event of default occurs, the lenders will have the right to accelerate the maturity of such indebtedness and foreclose upon the collateral, if any, securing that indebtedness.

Our current Credit Agreement expires on July 31, 2023. The Company's ability to continue as a going concern is dependent upon obtaining sufficient liquidity to repay its existing credit facility through a combination of proceeds from new debt, proceeds from the sale of underutilized assets, and operating cash flow. As the Company's refinancing activities are ongoing, there can be no assurances that the Company will be able to secure financing on terms that are acceptable to the Company or at all. An explanatory paragraph is included in the report of our independent registered public accounting firm contained in this Annual Report describing an uncertainty about our ability to continue as a going concern. The inclusion of this explanatory paragraph related to going concern is considered an event of noncompliance with the Credit Agreement. We have received a consent for this noncompliance with the Credit Agreement from our lenders.

We are negotiating with new financing sources to refinance the indebtedness under our Credit Agreement, which is due on July 31, 2023, but we cannot assure we will complete the refinancing before the maturity date or the expiration date of the lenders' consent.

Our current Credit Agreement expires on July 31, 2023, and all amounts there under are due on such date. The consent from our lenders expires on May 1, 2023. The Company does not presently have sufficient cash or other sources of liquidity to repay the debt under Credit Agreement at maturity or the expiration date of the consent. We are presently negotiating with financing sources to refinance the indebtedness under the Credit Agreement, but there is no assurance we will complete the financing before the maturity date, the expiration of the consent or at all. Our negotiation with financing sources is a rapidly evolving situation.

Failure to secure a new credit facility before the maturity date of the Credit Agreement or expiration of the consent from the lenders could restrict our access to capital which could prevent us from repaying amounts borrowed under our existing credit facility, from funding our operations, or from engaging in certain transactions which might otherwise be considered beneficial to us. In this event, we may be required to delay, limit, reduce, or terminate certain commercial efforts or strategies, may need to accelerate or add to planned disposals of certain equipment, real estate, or other assets, and may be prevented, or hindered from pursuing or performing contracts, all of which could adversely affect our business and stockholders.

As described in Note 11 of the Notes to the Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K, we had $35.0 million of outstanding indebtedness under our Credit Facility as of December 31, 2022. Because that Credit Agreement matures on July 31, 2023, and we have not yet completed the work necessary to refinance the outstanding indebtedness under the Credit Agreement, our independent registered public accounting firm included in its report covering our audited financial statements for the period ended December 31, 2022, an explanatory paragraph describing the uncertainty about our ability to continue as a going concern. Please see the Notes to the Consolidated Financial Statements beginning on page F-10 of this Annual Report on Form 10-K.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the Credit Facility allow for loans at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed will remain the same, and our net income and operating cash flows, including cash available for servicing our indebtedness, will correspondingly decrease.

Additionally, rising interest rates may increase our cost of capital and, therefore, reduce the amount of capital available to fund our operations.

Our bonding requirements may limit our ability to incur indebtedness.

We generally are required to provide various types of surety bonds that provide an additional measure of security for our performance under certain government and private sector contracts. Our ability to obtain surety bonds depends upon various factors including our capitalization, working capital and amount of our indebtedness. In order to help ensure that we can obtain required bonds, we may be limited in our ability to incur additional indebtedness that may be needed for potential acquisitions and operations. Our inability to incur additional indebtedness could have a material adverse effect on our business, operating results and financial condition.

Item 1B.   UNRESOLVED STAFF COMMENTS

None

Item 2.   PROPERTIES

Our corporate headquarters is located at 12000 Aerospace Avenue, Suite 300, Houston, Texas 77034, with 21,480 square feet of office space that we lease, with a current term expiring July 31, 2025 and with one five-year extension at our option. Our executive, legal, finance, and some accounting offices are located at this facility. We lease office space in Alaska, Louisiana, Florida, Texas and Washington for our operations, including office and yard space for our concrete segment. We own property for our waterfront maintenance and dock facilities, including an equipment yard in Texas, which totals approximately 35.3 acres. We also own approximately 340 acres of land in the upper Houston Ship Channel used as a Dredge Material Placement Area ("DMPA"). We may lease smaller project related offices throughout our operating areas when the need arises.

We believe that our existing facilities are adequate for our operations. We do not believe that any single facility is material to our operations and, if necessary, we could readily obtain a replacement facility. Some of our real estate assets are pledged to secure our credit facility.

Item 3.   LEGAL PROCEEDINGS

Please refer to Note 17 of the Notes to the Financial Statements (Part IV, Item 15 of this Form 10-K for a discussion of legal proceedings.

Item 4.   MINE SAFETY DISCLOSURES

Not applicable


PART II


Item 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information
Our common stock is listed on the New York Stock Exchange ("NYSE") and trades under the symbol "ORN".

Holders
As of March 9, 2023, we had approximately 4,848 stockholders of record including beneficial holders.

Issuer Repurchase of Equity Securities
None

Performance Graph*

The following graph shows the changes in the value of $100 invested in (1) the common stock of Orion Group Holdings, Inc., (2) the Standard & Poor's 500 Stock Index and (3) the Dow Jones Heavy Construction Group Index. The values of each investment are based on share price appreciation, with reinvestment of all dividends, assuming any were paid. For each graph, the investments are assumed to have occurred at the beginning of each period.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Orion Group Holdings, Inc., the S&P 500 Index and the Dow Jones US Heavy Construction Index

*$100 Invested on 12/31/17 in stock or index , including reinvestment of dividends. Fiscal year ending December 31.

	2018	2019	2020	2021	2022
Orion Group Holdings, Inc.	54.79	66.28	63.35	48.15	30.40
S&P 500	93.76	120.84	140.49	178.27	143.61
Dow Jones US Heavy Civil Construction	73.37	97.71	117.94	176.12	201.30

* *This table and the information therein is being furnished but not filed.*

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by Item 201(d) of Regulation S-K is hereby incorporated by reference from our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A no later than April 30, 2023.

Item 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations is based on and should be read in conjunction with our consolidated financial statements and the accompanying notes beginning on page F-1 of this Annual Report on Form 10-K. Certain statements made in our discussion may be forward-looking. Forward-looking statements involve risks and uncertainties and a number of other factors that could cause actual results or outcomes to differ materially from our expectations. See *"Forward-Looking Statements"* at the beginning of this Annual Report on Form 10-K for additional discussion of some of these risks and uncertainties. Unless the context requires otherwise, when we refer to "we", "us" and "our", we are describing Orion Group Holdings, Inc. and its consolidated subsidiaries.

Overview

Orion Group Holdings, Inc., its subsidiaries and affiliates (hereafter collectively referred to as the "Company"), provide a broad range of specialty construction services in the infrastructure, industrial and building sectors throughout the continental United States, Alaska, and the Caribbean Basin. The Company's marine segment services the infrastructure sector through marine transportation facility construction, marine pipeline construction, marine environmental structures, dredging of waterways, channels and ports, environmental dredging, design, and specialty services. Its concrete segment services the building sector by providing turnkey concrete construction services including place and finish, site preparation, layout, forming, and rebar placement for large commercial structural and other associated business areas. The Company is headquartered in Houston, Texas with offices throughout its operating areas.

Our contracts are obtained primarily through competitive bidding in response to "requests for proposals" by federal, state and local agencies and through negotiation and competitive bidding with private parties and general contractors. Our bidding activity and strategies are affected by factors such as our backlog, current utilization of equipment and other resources, job location, our ability to obtain necessary surety bonds and competitive considerations. The timing and location of awarded contracts may result in unpredictable fluctuations in the results of our operations.

Most of our revenue is derived from fixed-price contracts. We generally record revenue on construction contracts over time, measured by the percentage of actual contract costs incurred to date to total estimated costs for each contract. There are a number of factors that can create variability in contract performance and therefore impact the results of our operations. The most significant of these include the following:

- completeness and accuracy of the original bid;

- increases in commodity prices such as concrete, steel and fuel;

- customer delays, work stoppages, and other costs due to weather and environmental restrictions;

- availability and skill level of workers; and

- a change in availability and proximity of equipment and materials.

All of these factors can have a negative impact on our contract performance, which can adversely affect the timing of revenue recognition and ultimate contract profitability. We plan our operations and bidding activity with these factors in mind and they generally have not had a material adverse impact on the results of our operations in the past.

Our independent registered public accounting firm has included an explanatory paragraph describing the uncertainty about our ability to continue as a going concern in its report contained in this Annual Report. See "Liquidity and Capital Resources" below for more information.

2022 Recap and 2023 Outlook

In 2022, we recorded revenues of $748.3 million, of which $339.2 million was attributable to our marine segment and the remaining $409.1 million to our concrete segment. In addition, we ended 2022 with a consolidated backlog of $448.8

million. Our revenues in 2022 increased by 24.4% as compared with 2021 and we recorded a net loss of $12.6 million, as compared with net loss of $14.6 million in the prior year.

Looking toward 2023, the Company continues to focus on developing opportunities across the infrastructure, industrial, and building sectors through organic growth.

Although to date the Company hasn't experienced materially negative impacts from COVID-19, we have had and may continue to see some disruption to our operations due to variants of the COVID-19 virus that caused temporary increases in absenteeism rates among our workforce and other impacts to supply chains and labor markets.

<u>**Marine Segment**</u>

Demand for our marine construction services continues, given our differentiated capabilities and service offering within the space. We continue to see bid opportunities to help maintain and expand the infrastructure that facilitates the movement of goods and people on or over waterways. Cruise line capital expenditures have yet to recover significantly from the pullback due to COVID-19, however we anticipate that, with continued recovery of end customer demand, we will see renewed interest in capital improvements from these customers. Opportunities from local port authorities and private clients are expected to expand over the long-term due to the need to accommodate larger ships and deeper drafts because of the expanded Panama Canal. Though the pace of bidding opportunities from the U.S. Army Corps of Engineers slowed towards the end of 2022, significant approved funding for USACE projects leads us to believe that we will see this translate into an increase in bid opportunities as we progress through 2023. Additionally, bid opportunities related to coastal restoration funded through the Resource and Ecosystems Sustainability, opportunities under the Tourist Opportunities and Revived Economies of the Gulf Coast States Act (the "RESTORE Act") may arise in 2023. The Coastal Protection and Restoration Authority ("CPRA") has a $1.35 billion budget for fiscal 2023, and our capabilities are well-suited to win a portion of this spending. In addition to these, the $1.2 trillion Infrastructure Investment and Jobs Act contains billions of dollars allocated to ports and water infrastructure, bridges, and causeways. We believe our current equipment fleet will allow us to meet market demand for projects from both our public and private customers.

In the long-term, we see positive trends in demand for our services in our end markets, including:

- Continuing need to repair and improve degrading U.S. marine infrastructure;

- Long-term demand from downstream energy-related companies will be driven by larger capital projects, as well as maintenance call-out work;

- Expected increases in cargo volume and future demands from larger ships transiting the Panama Canal will require ports along the Gulf Coast and Atlantic Seaboard to expand port infrastructure as well as perform additional dredging services;

- Possible work opportunities generated by the Water Resources Reform and Development Act (the "WRRDA Act") authorizing expenditures for the conservation and development of the nation's waterways as well as addressing funding deficiencies within the Harbor Maintenance Trust Fund;

- Renewed focus on coastal rehabilitation along the Gulf Coast, particularly through the use of RESTORE Act funds based on fines collected related to the 2010 Gulf of Mexico oil spill;

- Funding for highways and transportation under successor Acts to the Fixing America's Surface Transportation Act;

- Nearly $7 billion of federal funding provided by the US Army Core of Engineers ("USACE") in connection with disaster recovery in Texas; and

- Opportunities related to the Infrastructure Investment and Jobs Act (IIJA).

Concrete Segment

Demand for our concrete segment's services continues, although timing of certain new project releases could be delayed as a result of inflation, labor concerns, supply chain delays and macroeconomic impacts. We currently see long-term demand for our concrete construction services in the Texas building sector as Texas' major metropolitan areas, and expanding suburbs, continuously retain their positions as leading destinations for population and business growth. Population growth throughout our markets continues to drive new distribution centers, education facilities, office expansion, retail and grocery establishments, new multi-family housing units, and structural towers for business, residential or mixed-use purposes. The diversified Texas economy provides us with multiple sources of bid opportunities. Additional demand for concrete services in our markets could be provided by work as part of the federal infrastructure bill.

In the long-term, we see positive trends in demands for our services in our end markets, including:

- Population growth in the state of Texas driven by corporate relocations;

- Continued investment in warehouse/distribution space in our core markets;

- Nearly $7 billion of federal funding provided by the USACE in connection with disaster recovery in Texas; and,

- Potential opportunities related to the Infrastructure Investment and Jobs Act (IIJA).

Consolidated Results of Operations

Backlog Information

Our contract backlog represents our estimate of the revenues we expect to realize under the portion of contracts remaining to be performed. Given the typical duration of our contracts, which is generally less than a year, our backlog at any point in time usually represents only a portion of the revenue that we expect to realize during a twelve-month period. We have not been adversely affected by contract cancellations or modifications in the past, however we may be in the future, especially in economically uncertain periods.

Backlog as of the periods ended below are as follows (in millions):

	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021
Marine segment	$ 216.7	$ 280.2	$ 281.0	$ 317.4	$ 376.9
Concrete segment	232.1	268.4	322.2	286.7	213.1
Consolidated	$ 448.8	$ 548.6	$ 603.2	$ 604.1	$ 590.0

The sequential decline in backlog was due to a lower book-to-bill ratio in the concrete segment which was driven by more disciplined bidding practices and an effort to reduce exposure to under-performing projects. We are optimistic in our end-markets and in the opportunities that are emerging across our various marketplaces as evidenced by the $2.4 billion of quoted bids outstanding at quarter end, of which over $582 million we are the apparent low bidder on or have been awarded contracts subsequent to the end of the fiscal year ended December 31, 2022.

These estimates are subject to fluctuations based upon the scope of services to be provided, as well as factors affecting the time required to complete the project. Backlog is not necessarily indicative of future results. In addition to our backlog under contract, we also have a substantial number of projects in negotiation or pending award at any given time. Delays in decisions on pending awards also have a negative impact on the timing and amount by which we are able to increase backlog.

Income Statement Comparisons

	Year ended December 31,					
	2022		**2021**		**2020**	
	Amount	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
	(dollar amounts in thousands)					
Contract revenues	$ 748,322	100.0 %	$ 601,360	100.0 %	$ 709,942	100.0 %
Cost of contract revenues	697,580	93.2 %	560,393	93.2 %	625,239	88.1 %
Gross profit	50,742	6.8 %	40,967	6.8 %	84,703	11.9 %
Selling, general and administrative expenses	62,503	8.4 %	60,181	10.0 %	65,091	9.3 %
Amortization of intangible assets	1,239	0.2 %	1,521	0.3 %	2,070	0.3 %
Gain on disposal of assets, net	(4,970)	(0.7)	(11,418)	(2.0)	(9,044)	(1.4)%
Operating (loss) income	(8,030)	(1.1)%	(9,317)	(1.5)%	26,586	3.7 %
Other (expense) income:						
Other income	199	— %	199	— %	347	— %
Interest income	104	— %	136	— %	183	— %
Interest expense	(4,456)	(0.6)%	(5,076)	(0.8)%	(4,920)	(0.6)%
Other expense, net	(4,153)	(0.6)%	(4,741)	(0.8)%	(4,390)	(0.6)%
(Loss) income before income tax expense	(12,183)	(1.6)%	(14,058)	(2.3)%	22,196	3.1 %
Income tax expense	429	0.1 %	502	0.1 %	1,976	0.3 %
Net (loss) income	$ (12,612)	(1.7)%	$ (14,560)	(2.4)%	$ 20,220	2.8 %

Year ended December 31, 2022 compared with year ended December 31, 2021

Contract Revenues. Contract revenues for the year ended December 31, 2022 of $748.3 million increased $146.9 million or 24.4% as compared to $601.4 million in the prior year period. The increase was primarily driven by the start of large jobs awarded in the second half of 2021 in the marine segment, higher volume in the concrete segment, and the impact from claims and unapproved change orders recognized related to work primarily incurred in previous periods.

Gross Profit. Gross profit was $50.7 million for the year ended December 31, 2022, compared to $41.0 million in the prior year period, an increase of $9.7 million or 23.9%. Gross profit in both periods was 6.8% of total contract revenues. The increase in gross profit dollars was primarily driven by the impact from claims and unapproved change orders recognized related to work primarily incurred in previous periods and the release of discretionary project bonuses.

Selling, General and Administrative Expense. SG&A expenses were $62.5 million for the year ended December 31, 2022, compared to $60.2 million in the prior year period, an increase of $2.3 million or 3.9%. As a percentage of total contract revenues, SG&A expenses decreased from 10.0% to 8.4% primarily due to higher revenues in the current period. The increase in SG&A dollars was driven primarily by severance, consulting fees related to the management transition and property tax true-ups in the current year period, partially offset by a decrease in ERP implementation expense.

Gain on Disposal of Assets, net. During the year ended December 31, 2022 and 2021, we realized $5.0 million and $11.4 million, respectively, of net gains on disposal of assets. Included in the prior year amount is a net gain of $6.7 million related to the sale of property in Tampa, Florida. See Note 6 in this form 10-K for a further description of the sale of property.

Other Income, net of Expense. Other expense primarily reflects interest on our borrowings, partially offset by interest income and non-operating gains or losses. Interest expense for the prior year period included $2.1 million related to the extinguishment of our term loan and related interest rate swaps.

Income Tax Expense. We recorded tax expense of $0.4 million in the year ended December 31, 2022, compared to tax expense of $0.5 million in the prior year period. Our effective tax rate for the year ended December 31, 2022 was (3.5)%, which differs from the federal statutory rate of 21% primarily due to the tax impact from the valuation allowance for current year activity, state income taxes and the non-deductibility of other permanent items.

Year ended December 31, 2021 compared with year ended December 31, 2020

Contract Revenues. Contract revenues for the year ended December 31, 2021 of $601.4 million decreased $108.5 million or 15.3% as compared to $709.9 million in the prior year period. The decrease was primarily driven by a reduction in project activity compared to the prior year in the marine segment as a result of reduced and/or delayed bid opportunities due to the continued impacts from COVID 19 on the industries in which we serve.

Gross Profit. Gross profit was $41.0 million for the year ended December 31, 2021, compared to $84.7 million in the prior year period, a decrease of $43.7 million or 51.6%. Gross profit in the period was 6.8% of total contract revenues as compared to 11.9% in the prior year period. The decrease in gross profit dollars and percentage was driven by the decreased activity and volumes which negatively impacted revenue and contributed to an under recovery of indirect costs primarily related to decreased labor and equipment utilization. We also incurred decreased project performance in our concrete segment.

Selling, General and Administrative Expense. Selling, general and administrative expenses were $60.2 million for the year ended December 31, 2021 compared to $65.1 million in the prior year period, a decrease of $4.9 million or 7.5%. As a percentage of total contract revenues, SG&A expenses increased from 9.3% to 10.0% primarily as a result of the reduced revenue noted above. The decrease in SG&A dollars was driven by a decrease in the current year period related to bonus expense, business development costs pursuant to timing of project pursuits and awards and travel related costs.

Gain on Disposal of Assets, net. During the year ended December 31, 2021 and 2020, we realized $11.4 million and $9.0 million, respectively, of net gains on disposal of assets. Included in the current year amount is a net gain of $6.7 million related to the sale of property in Tampa, Florida. Included in the prior year amount is a $2.9 million net gain on insurance recoveries.

Other Income, net of Expense. Other expense primarily reflects interest on our borrowings, partially offset by interest income and non-operating gains or losses. Interest expense for the current year period included $2.1 million related to the extinguishment of our term loan and related interest rate swaps.

Income Tax Expense. We recorded tax expense of $0.5 million in the year ended December 31, 2021, compared to tax expense of $2.0 million in the prior year period. Our effective tax rate for the year ended December 31, 2021 was (3.6)%, which differs from the federal statutory rate of 21% primarily due to the valuation allowance related to the current year net loss.

Segment Results

The following table sets forth, for the periods indicated, statements of operations data by segment, segment revenues as a percentage of consolidated revenues and segment operating (loss) income as a percentage of segment revenues.

| | Year ended December 31, | | | | | |
| | 2022 | | 2021 | | 2020 | |
	Amount	Percent	Amount	Percent	Amount	Percent
	(dollar amounts in thousands)					
Contract revenues						
Marine segment						
Public sector	$ 237,363	70.0 %	$ 164,636	62.4 %	$ 240,353	61.9 %
Private sector	101,850	30.0 %	99,279	37.6 %	147,820	38.1 %
Marine segment total	$ 339,213	100.0 %	$ 263,915	100.0 %	$ 388,173	100.0 %
Concrete segment						
Public sector	$ 30,284	7.4 %	$ 14,945	4.4 %	$ 41,853	13.0 %
Private sector	378,825	92.6 %	322,500	95.6 %	279,916	87.0 %
Concrete segment total	$ 409,109	100.0 %	$ 337,445	100.0 %	$ 321,769	100.0 %
Total	$ 748,322		$ 601,360		$ 709,942	
Operating income (loss)						
Marine segment	$ 9,787	2.9 %	$ 5,760	2.2 %	$ 29,815	7.7 %
Concrete segment	(17,817)	(4.4)%	(15,077)	(4.5)%	(3,229)	(1.0)%
Total	$ (8,030)		$ (9,317)		$ 26,586	

Year ended December 31, 2022 compared with year ended December 31, 2021

Marine Segment

Revenues for our marine segment for the year ended December 31, 2022 were $339.2 million compared to $263.9 million for the year ended December 31, 2021, an increase of $75.3 million, or 28.5%. The increase was primarily driven by the start of large jobs awarded in the second half of 2021 and the impact from claims and unapproved change orders recognized related to work primarily incurred in previous periods.

Operating income for our marine segment for the year ended December 31, 2022 was $9.8 million, compared to operating income of $5.8 million for the year ended December 31, 2021, an increase of $4.0 million. Excluding the impact of the sale of property in Tampa, Florida in the prior year, operating income was $9.8 million for the year ended December 31, 2022, compared to an operating loss of $0.6 million for the year ended December 31, 2021, an increase of $10.5 million. This increase in operating income was primarily due to the increase in revenue noted above, the impact from claims and unapproved change orders recognized related to work primarily incurred in previous periods, the gain on the disposal of excess equipment and the release of discretionary project bonuses, partially offset by the increase in SG&A expense noted above.

Concrete Segment

Revenues for our concrete segment for the year ended December 31, 2022 were $409.1 million compared to $337.5 million for the year ended December 31, 2021, an increase of $71.6 million, or 21.2%. This increase was primarily driven by increased cubic yard production in light commercial projects.

Operating loss for our concrete segment for the year ended December 31, 2022 was $17.8 million, compared to $15.1 million for the year ended December 31, 2021, an increase in operating loss of $2.7 million. This increase in operating loss was primarily due to the decline in project profits due to write-downs on several projects in addition to unabsorbed indirect expenses related to additional project management labor expense, partially offset by the release of discretionary project bonuses.

Year ended December 31, 2021 compared with year ended December 31, 2020

<u>**Marine Segment**</u>

Revenues for our marine segment for the year ended December 31, 2021 were $263.9 million compared to $388.2 million for the year ended December 31, 2020, a decrease of $124.3 million, or 32.0%. The decrease was primarily attributable to a reduction in project activity compared to the prior year period.

Operating income for our marine segment for the year ended December 31, 2021 was $5.8 million, compared to operating income of $29.8 million for the year ended December 31, 2020, a decrease of $24.0 million. Excluding the impact of the sale of property in Tampa, Florida in the current year and the net gain on insurance recoveries and the recovery on a disputed receivable in the prior year operating loss was $0.6 million for the year ended December 31, 2021, compared to operating income of $26.1 million for the year ended December 31, 2020, a decrease of $26.7 million. This decrease in operating income was primarily due to the decrease in revenue noted above and related under recovery of indirect costs as a result of decreased labor and equipment utilization.

<u>**Concrete Segment**</u>

Revenues for our concrete segment for the year ended December 31, 2021 were $337.5 million compared to $321.8 million for the year ended December 31, 2020, an increase of $15.7 million, or 4.9%. This increase resulted from increased production volumes in the current year period.

Operating loss for our concrete segment for the year ended December 31, 2021 was $15.1 million, compared to $3.2 million for the year ended December 31, 2020, an increase in operating loss of $11.9 million. This increase in operating loss was primarily due to decreased project performance and lower margins on several projects during the 2021 period.

Critical Accounting Estimates

The consolidated financial statements contained in this report were prepared in accordance with U.S. GAAP. The preparation of these financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect both the Company's carrying values of its assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Although our significant accounting policies are described in more detail in <u>Note 2</u> of the *Notes to Consolidated Financial Statements*; we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements:

- Revenue Recognition from Construction Contracts;
- Long Lived Assets;
- Income Taxes;
- Insurance Coverage, Litigation, Claims and Contingencies.

Revenue Recognition

Our revenue is derived from contracts to provide marine construction, dredging, turnkey concrete services, and other specialty services. Our projects are typically short in duration and usually span a period of less than one year. We determine the appropriate accounting treatment for each contract before work begins and generally record revenue on contracts over time.

Performance obligations are promises in a contract to transfer distinct goods or services to the customer and are the unit of account under Topic 606. Our contracts and related change orders typically represent a single performance obligation because individual goods and services are not separately identifiable and we provide a significantly integrated service. Revenue is recognized over time because control is continuously transferred to the customer. For contracts with multiple performance obligations, we allocate the contract's transaction price to each performance obligation using our best estimate of the stand-alone selling price of each distinct good or service. Progress is measured by the percentage of actual contract costs incurred to date to total estimated costs for each contract. This method is used because management considers contract costs incurred to be the best available measure of progress on these contracts. These estimates are subject to uncertainties and require judgment. Estimates of contract costs include all direct costs, such as material and labor, and those indirect costs incurred that are related to contract performance such as payroll taxes and insurance. General and administrative costs are charged to expense as incurred. Upfront costs, such as incurring costs to mobilize personnel and equipment prior to satisfying a performance obligation are capitalized and amortized over the contract performance period.

These estimates consider historical performance, the complexity of the work to be performed, the estimated time to complete the project, and other economic factors such as inflation and market rates. Changes in job performance, job conditions and estimated profitability, including those arising from final contract settlements, may result in revisions to costs and reported revenue and are recognized in the period in which the revisions are determined. The effect of changes in estimates of contract revenue or contract costs is recognized as an adjustment to recognized revenue on a cumulative catch-up basis. When losses on uncompleted contracts are anticipated, the entire loss is recognized in the period in which such losses are determined. Revenue is recorded net of any sales taxes collected and paid on behalf of the customer, if applicable.

Long-Lived Assets

Our long-lived assets consist primarily of equipment used in our operations. Fixed assets are carried at cost and are depreciated over their estimated useful lives, ranging from one to 30 years, using the straight-line method for financial reporting purposes and accelerated methods for tax reporting purposes. The carrying value of our long-lived assets is evaluated periodically based on utilization of the asset and physical condition of the asset, as well as the useful life of the asset to determine if adjustment to the depreciation period or the carrying value is warranted. If events and circumstances such as poor utilization or deteriorated physical condition indicate that the asset(s) should be reviewed for possible impairment, we use projections to assess whether future cash flows, including disposition, on a non-discounted basis related to the tested assets are likely to exceed the recorded carrying amount of those assets to determine if an impairment exists. If we identify a potential impairment, we will estimate the fair value of the asset through known market transactions of similar equipment and other valuation techniques, which could include the use of similar projections on a discounted cash flow basis. We will report a loss to the extent that the carrying value of the impaired assets exceeds their fair values.

Income Taxes

We determine our consolidated income tax provision using the asset and liability method prescribed by U.S. GAAP, which requires the recognition of income tax expense for the amount of taxes payable or refundable for the current period and for deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. We must make significant assumptions, judgments and estimates to determine our current provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance to be recorded against any deferred tax asset. The current provision for income tax is based upon the current tax laws and our interpretation of these laws, as well as the probable outcomes of any tax audits. The value of any net deferred tax asset depends upon estimates of the amount and category of future taxable income reduced by the amount of any tax benefits that we do not expect to realize. The factors used to assess the likelihood of realization include our forecast of future taxable income exclusive of reversing temporary differences and carryforwards, future reversals of existing taxable temporary differences and available tax planning strategies that could be implemented to realize the net deferred tax assets.

We consider both positive and negative evidence when evaluating the need for a valuation allowance on our deferred tax assets in accordance with ASC 740. Available evidence includes historical financial information supplemented by currently available information about future years. Generally, historical financial information is more objectively verifiable than projections of future income and is therefore given more weight in our assessment. We consider cumulative losses in the most recent twelve quarters to be significant negative evidence that is difficult to overcome in considering whether a valuation allowance is required. Conversely, we consider a cumulative income position over the most resent twelve quarters, to be significant positive evidence that a valuation allowance may not be required.

Actual operating results and the underlying amount and category of income in future years could render current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate, thus impacting our financial position and results of operations. We compute deferred income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the liability method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We account for uncertain tax positions in accordance with the provisions of the FASB's ASC 740-10, which prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken, or expected to be taken, on our consolidated tax return. We evaluate and record any uncertain tax positions based on the amount that management deems is more likely than not to be sustained upon ultimate settlement with the tax authorities in the tax jurisdictions in which we operate.

Insurance Coverage, Litigation, Claims and Contingencies
We maintain insurance coverage for our business and operations. Insurance related to property, equipment, automobile, general liability and a portion of workers' compensation is provided through traditional policies, subject to a deductible or deductibles. A portion of our workers' compensation exposure is covered through a mutual association, which is subject to supplemental calls.

The marine segment maintains five levels of excess loss insurance coverage, totaling $200 million in excess of primary coverage. This excess loss coverage responds to most of its liability policies when a primary limit of $1 million has been exhausted; provided that the primary limit for Contingent Maritime Employer's Liability is $10 million and the Watercraft Pollution Policy primary limit is $5 million. The concrete segment maintains five levels of excess loss insurance coverage, totaling $200 million in excess of primary coverage. This excess loss coverage responds to most of its liability policies when a primary limit of $1 million has been exhausted.

Separately, the Company's marine segment employee health care is paid for by general assets of the Company and currently administered by a third party. The administrator has purchased appropriate stop-loss coverage. Losses on these policies up to the deductible amounts are accrued based upon known claims incurred and an estimate of claims incurred but not reported. The accruals are derived from known facts, historical trends and industry averages to determine the best estimate of the ultimate expected loss. Actual claims may vary from estimates. Any adjustments to such reserves are included in the Consolidated Results of Operations in the period in which they become known. The Company's concrete segment employee health care is provided through two policies. A fully funded policy is offered primarily to salaried employees and their dependents while a partially self-funded plan with an appropriate stop-loss is offered primarily to hourly employees and their dependents. The self-funded plan is funded to the maximum exposure and, as a result, is expected to receive a partial refund after the policy expiration.

Liquidity and Capital Resources

Changes in working capital are normal within our business given the varying mix in size, scope and timing of delivery of our projects. At December 31, 2022, our working capital was $31.1 million, as compared with $36.2 million at December 31, 2021. As of December 31, 2022, we had unrestricted cash on hand of $3.8 million. Our borrowing capacity under our revolving credit facility at December 31, 2022 was approximately $6.0 million.

Our primary liquidity needs are to finance our working capital, fund capital expenditures, and pursue strategic acquisitions. Historically, our source of liquidity has been cash provided by our operating activities, sale of underutilized assets, and borrowings under our credit facilities. The assessment of the liquidity and going concern requires us to make estimates of future activity and judgments about whether we are compliant with financial covenant calculations under our debt and other agreements and have adequate liquidity to operate. Significant assumptions used in our forecasted model of liquidity include forecasted sales, costs, and capital expenditures; expected timing and proceeds of planned real estate transactions.

Going Concern

As described in Note 11 of Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K, we had $35.0 million of outstanding indebtedness under our Credit Facility as of December 31, 2022 which matures on July 31, 2023. As of the date of these financial statements, our existing cash and cash equivalents are not sufficient to satisfy our operating cash needs for at least one year after the issuance of these financial statements.

To alleviate these conditions, we are engaged in a syndication process to refinance the outstanding debt. Based on the advanced nature of our discussions, the completion of substantial due diligence by potential lenders, agreement among the parties on key terms of a new credit facility, and the expected timeline for documentation and execution of a new credit agreement, Management believes it will successfully complete a refinancing transaction prior to the maturity of the current credit facility. Additionally, we are exploring sales of underutilized assets as a source of liquidity.

Our ability to continue as a going concern is dependent on our ability to successfully refinance the credit facility, sale of underutilized assets and continue operations in forthcoming reporting periods. As our refinancing activities are ongoing, there can be no assurances that we will be able to secure financing on terms that are acceptable to us or at all.

These conditions raise substantial doubt about our ability to continue as a going concern within one year after the date the financial statements are issued. While management has developed and is in process to implement plans that management believes could alleviate in the future the substantial doubt that was raised, management concluded at the date of the issuance of the financial statements that substantial doubt exists as those plans are not within the control of management. Our consolidated financial statements do not include adjustments, if any, that may arise from the outcome of this uncertainty.

There is an explanatory paragraph included in the report of our independent registered public accounting firm describing the uncertainty about our ability to continue as a going concern, which is considered an event of noncompliance under our Credit Facility. Management has obtained a consent with respect to the delivery of annual financial statements with an audit opinion unqualified as to going concern from the Credit Facility lenders, and we are compliant with the financial covenants of the credit agreement.

Please see "Risk Factors – Risk Factors Relating to Our Indebtedness and Financing Plans".

The following table provides information regarding our cash flows and our capital expenditures for the years ending December 31, 2022, 2021 and 2020:

	2022	2021	2020
Net (loss) income	$ (12,612)	$ (14,560)	$ 20,220
Adjustments to remove non-cash and non-operating items	27,413	22,726	26,338
Cash flow from net income after adjusting for non-cash and non-operating items	14,801	8,166	46,558
Change in operating assets and liabilities (working capital)	(5,236)	(8,097)	(526)
Cash flows provided by operating activities	$ 9,565	$ 69	$ 46,032
Cash flows (used in) provided by investing activities	$ (9,704)	$ 10,629	$ (3,129)
Cash flows(used in) provided by financing activities	$ (8,370)	$ 6	$ (42,400)
Capital expenditures (included in investing activities above)	$ (14,584)	$ (16,975)	$ (14,694)

Operating Activities. During 2022, we generated approximately $9.6 million in cash from our operating activities. The net cash inflow is comprised of $14.8 million of cash inflows from net income, after adjusting for non-cash items and $5.2 million of cash outflows related to changes in net working capital. The changes in net working capital, which are reflected as changes in operating assets and liabilities in our Consolidated Statements of Cash Flows, were primarily driven by a $4.7 million decrease in operating lease liabilities during the period and a $4.7 million outflow pursuant to the relative timing and significance of project progression and billings during the period, partially offset by a $4.1 million inflow related to an increase in our net position of accounts receivable and accounts payable plus accrued liabilities during the period and $0.1 million of other cash inflows.

During 2021, we generated approximately $0.1 million in cash from our operating activities. The net cash inflow is comprised of $8.2 million of cash inflows from net income, after adjusting for non-cash items and $8.1 million of cash outflows related to changes in net working capital. The changes in net working capital, which are reflected as changes in operating assets and liabilities in our Consolidated Statements of Cash Flows, were primarily driven by a $2.4 million outflow pursuant to the relative timing and significance of project progression and billings during the period, a $1.3

million outflow related to a decrease in our net position of accounts receivable and accounts payable plus accrued liabilities during the period and a $4.9 million decrease in operating lease liabilities during the period, partially offset by $0.5 million of other cash inflows.

During 2020, we generated approximately $46.0 million in cash from our operating activities. The net cash inflow is comprised of $46.5 million of cash inflows from net income, after adjusting for non-cash items, partially offset by $0.5 million of cash outflows related to changes in net working capital. The changes in net working capital, which are reflected as changes in operating assets and liabilities in our Consolidated Statements of Cash Flows, were primarily driven by a $6.5 million outflow pursuant to the relative timing and significance of project progression and billings during the period, a $5.4 million decrease in operating lease liabilities during the period and $1.3 million of other outflows, partially offset by a $12.7 million inflow related to a decrease in our net position of accounts receivable and accounts payable plus accrued liabilities during the period.

Investing Activities. Capital asset additions and betterments to our fleet were $14.6 million in 2022, as compared with $17.0 million and $14.7 million in 2021 and 2020, respectively. Proceeds from the sale of property and equipment were $4.9 million in 2022, as compared with $27.1 million and $5.9 million in in 2021 and 2020, respectively. The increase in proceeds from the sale of property and equipment for the year ended December 31, 2021 is primarily related to the sale of our property in Tampa, Florida.

Financing Activities.

During the year ended December 31, 2022, we drew down $24.0 million from our revolving line of credit. During the year ended December 31, 2022, we repaid $28.0 million on our revolving line of credit, had payments of $3.0 million on finance lease liabilities and incurred $0.7 million of loan costs related to the Ninth Amendment of the Credit Facility.

During the year ended December 31, 2021, we drew down $53.0 million from our revolving line of credit. During the year ended December 31, 2021, we repaid $19.0 million on our revolving line of credit.

During the year ended December 31, 2021, we fully extinguished the term loan portion of our Credit Facility, in part using proceeds from the sale of property in Tampa, Florida. The extinguishment of the term loan reduced our exposure to variability in interest rates and eliminated future loan amortization payment commitments. Concurrent with extinguishing the term loan, we canceled the remaining open position on our interest rate swap, resulting in a $1.3 million loss on the mark to market value of the swap at the date of termination. The $1.3 million was paid to the counterparty, cleared from the balance sheet as an interest rate swap liability, removed from Other Comprehensive Income and charged to interest expense during the year ended December 31, 2021. Further, the remaining $0.8 million of unamortized deferred debt issuance costs were charged to interest expense related to the early extinguishment of the term loan. There were no penalties incurred related to early payment of the term loan.

During 2020, we drew down $10.0 million from our revolving line of credit. Additionally, we repaid $41.0 million on our revolving line of credit, as well as made the regularly scheduled debt payment on the term loan of $3.8 million and an additional principal paydown of $3.4 million with proceeds from the sale of equipment.

Sources of Capital

Financial covenants
Restrictive financial covenants under the Credit Facility include:
- Consolidated Leverage Ratio
  - Fiscal Quarter Ending December 31, 2022 and each Fiscal Quarter thereafter, maximum of 3.00 to 1.00
- Consolidated Fixed Charge Coverage Ratio
  - Fiscal Quarter Ending December 31, 2022 and each Fiscal Quarter thereafter, minimum of 1.25 to 1.00.

In addition, the Credit Facility contains events of default that are usual and customary for similar arrangements, including non-payment of principal, interest or fees; breaches of representations and warranties that are not timely cured; violation of covenants; bankruptcy and insolvency events; and events constituting a change of control.

The Company was in compliance with all financial covenants as of December 31, 2022, with the reported consolidated leverage ratio of 2.38 to 1.00 and the reported consolidated fixed charge coverage ratio of 1.76 to 1.00.

See Note 11 of Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K for further discussion on the Company's Debt.

Bonding Capacity

We are often required to provide various types of surety bonds that provide additional security to our customers for our performance under certain government and private sector contracts. Our ability to obtain surety bonds depends on our capitalization, working capital, past performance and external factors, including the capacity of the overall surety market. At December 31, 2022, the capacity under our current bonding arrangement was at least $750 million, with approximately $175 million of projects being bonded. We are confident that our balance sheet and working capital position are sufficient to allow us to continue to access bonding capacity necessary to pursue and deliver projects.

Effect of Inflation

We are subject to the effects of inflation through increases in the cost of raw materials, and other items such as fuel, concrete and steel. Due to the relative short-term duration of our projects, we are generally able to include anticipated price increases in the cost of our bids.

Off Balance Sheet Arrangements

Currently our only off balance sheet arrangements are those discussed above under "Bonding Capacity" and those which arise in the normal course of business. These arrangements are not reasonably likely to have an effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to investors. See Note 17 of Notes to Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K.

Recently Issued Accounting Pronouncements

See Note 2 of the Notes to the Financial Statements (Part IV, Item 15 of this Form 10-K) for further discussion.

Item 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, our results of operations are subject to risks related to fluctuations in commodity prices and fluctuations in interest rates. Historically, our exposure to foreign currency fluctuations has not been material and has been limited to temporary field accounts located in foreign countries where we perform work. Foreign currency fluctuations were immaterial in this reporting period.

Commodity price risk
We are subject to fluctuations in commodity prices for concrete, steel products and fuel. Although we routinely attempt to secure firm quotes from our suppliers, we generally do not hedge against increases in prices for commodity products. Commodity price risks may have an impact on our results of operations due to the fixed-price nature of many of our contracts, although the short-term duration of our projects may allow us to include price increases in the costs of our bids.

Interest rate risk
At December 31, 2022, we had $35.0 million in outstanding borrowings under our credit facility, with a weighted average ending interest rate of 9.91%. Based on the amounts outstanding under our credit facility as of December 31, 2022, a 100 basis-point increase in LIBOR (or an equivalent successor rate) would increase the Company's annual interest expense by approximately $0.4 million.

Item 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this Item 8 is submitted as a separate section beginning on page F-1 of this Annual Report on Form 10-K and is incorporated herein by reference.

Item 9.   **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None

Item 9A.   **CONTROLS AND PROCEDURES**

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)) are designed to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Based on management's evaluation with the participation of our principal executive officer and principal financial officer, as of the end of the period covered by this report, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2022.

Our management, including our principal executive officer and principal financial officer, believes that the audited consolidated financial statements contained in this Annual Report on Form 10-K fairly present, in all material respects, our financial condition, results of operations and cash flows for the years presented in conformity with U.S. generally accepted accounting principles.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States. Our system of internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures are being made only in accordance with authorizations of our management; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Management, under the oversight of our principal executive officer and principal financial officer, and Audit Committee, assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal control - An Integrated Framework ("2013 Framework"). Based on its assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2022 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance U.S. generally accepted accounting principles.

Our independent registered public accounting firm, KPMG LLP, who audited the consolidated financial statements included in this annual report, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022. KPMG LLP's report appears on page F-4 of this annual report on Form 10-K.

Inherent Limitations on Effectiveness of Controls

Our management, including the principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected.

Item 9B.   OTHER INFORMATION

None.

Item 9C.   DISCLOSURE CONCERNING CERTAIN FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors, Executive Officers, Promoters and Control Persons

The information required by Paragraphs (c) through (g) of Item 401 of Regulation S-K and Item 405 of Regulation S-K is hereby incorporated by reference from our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A no later than April 30, 2023.

 The following table presents the information required by Paragraph (b) of Item 401 of Regulation S-K.

Name	Age	Position with the Company	Year Joined the Registrant
Austin J. Shanfelter	65	Chairman of the Board	2007
Thomas N. Amonett	79	Director	2007
Michael J. Caliel	63	Director	2019
Richard L. Daerr, Jr.	78	Director	2007
Margaret M. Foran	68	Director	2019
Quentin P. Smith, Jr.	71	Director	2022
Mary E. Sullivan	66	Director	2019
Travis J. Boone	49	President and Chief Executive Officer	2022
Scott Thanisch	52	Executive Vice President and Chief Financial Officer	2022
Peter R. Buchler	76	Executive Vice President, Chief Administrative Officer, Chief Compliance Officer, General Counsel and Secretary	2009

Code of Ethics

We have adopted a code of ethics for our chief executive, chief financial and principal accounting officers; a code of business conduct and ethics for members of our Board of Directors; and corporate governance guidelines. The full texts of the codes of ethics and corporate governance guidelines are available at our website www.oriongroupholdingsinc.com. Although we have never done so, in the event we make any amendment to, or grant any waiver from, a provision of the code of ethics that applies to the principal executive officer, principal financial officer or principal accounting officer that requires disclosure under applicable SEC rules, we will disclose such amendment or waiver and the reasons therefore on our website. We will provide any person without charge a copy of any of the aforementioned codes of ethics upon receipt of a written request. Requests should be addressed to: Orion Group Holdings, Inc. 12000 Aerospace Avenue, Suite 300, Houston, Texas 77034, Attention: Corporate Secretary.

Corporate Governance

The information required by Items 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is hereby incorporated by reference from our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A no later than April 30, 2023.

Item 11.   EXECUTIVE COMPENSATION

The information required by this Item is hereby incorporated by reference from our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A no later than April 30, 2023.

Item 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 403 of Regulation S-K is hereby incorporated by reference from our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A no later than April 30, 2023.

Item 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is hereby incorporated by reference from our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A no later than April 30, 2023.

Item 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is hereby incorporated by reference from our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A no later than April 30, 2023.


PART IV


Item 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this Report:

1.   Financial Statements

The Company's Consolidated Financial Statements at December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 and the notes thereto, together with the Report of the Independent Registered Public Accounting Firm on those Consolidated Financial Statements are hereby filed as part of this Report, beginning on page F-1.

2.   Financial Statement Schedule

The following financial statement schedule of the Company for each of the three years in the period ended December 31, 2022 is filed as part of this Report and should be read in conjunction with the Consolidated Financial Statements of the Company.

Schedule II – Schedule of Valuation and Qualifying Accounts

3.   Exhibits

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Orion Group Holdings, Inc. (incorporated herein by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the Securities and Exchange Commission on August 5, 2016 (File No. 001-33891)).
3.2	Amended and Restated Bylaws of Orion Group Holdings, Inc. (incorporated herein by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the Securities and Exchange Commission on August 5, 2016 (File No. 001-33891)).

Exhibit Number	Description
4.1	Description of Registered Securities of Orion Group Holdings, Inc. (Incorporated herein by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K filed with the Securities Exchange Commission on February 28, 2020 (File No. 001-338911).
† 10 .1	Form of Indemnity Agreement for Directors and Certain Officers dated November 24, 2008 (incorporated herein by reference to Exhibit 1.01 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2008 (File No. 001-33891)).
† 10 .2	Orion Marine Group, Inc. 2011 Long Term Incentive Plan (incorporated herein by reference to Appendix A to the Company's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 4, 2011 (File No. 001-33891)).
† 10 .3	Form of Stock Option Agreement Under the 2011 Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2012 (File No. 001-33891)).
† 10 .4	Form of Restricted Stock Agreement and Notice of Grant of Restricted Stock under the 2011 Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2012 (File No. 001-33891)).
† 10 .5	Executive Incentive Plan (incorporated herein by reference to Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed with the Securities and Exchange Commission on November 7, 2008 (File No. 001-33891)).
† 10 .6	Orion Group Holdings, Inc. 2017 Long-Term Incentive Plan (incorporated herein by reference to Appendix A to the Company's Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 11, 2017 (File No. 001-33891)).
† 10.7	Form of Stock Option Agreement under the 2017 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2019 (File No. 001-33891)).
† 10.8	Form of Restricted Stock Agreement under the 2017 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2019 (File No. 001-33891)).
† 10.9	Form of Performance Unit Agreement under the 2017 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2019 (File No. 001-33891)).
† 10.10	Summary of Non-Employee Director Compensation (incorporated herein by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2019 (File No. 001-33891)).
10.11	Real Estate Purchase and Sale Agreement (Jones Spoils Tracts, Harris County, TX) dated February 3, 2014, by and between PASADENA NITROGEN LLC, a Delaware limited liability company, as Seller, and CPB PROPERTIES, LLC, a Texas limited liability company, as Purchaser, and joined in by AGRIFOS HOLDINGS, INC., a Delaware corporation, effective February 26, 2014 (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on March 4, 2014) (File No. 001-33891).
† 10.12	Employment Agreement dated January 1, 2015 between Orion Marine Group, Inc. and Mark R. Stauffer (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 2, 2015)(File No. 001-33891).
† 10.13	First Amendment, effective January 1, 2017, to Employment Agreement by and between Orion Group Holdings, Inc. and Mark Stauffer dated January 1, 2015 (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 20, 2017 (File No. 001-33891)).
† 10.14	Second Amendment, effective June 5, 2018, to Employment Agreement by and between Orion Group Holdings, Inc. and Mark Stauffer dated January 1, 2015 (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 8, 2018 (File No. 001-33891)).

Exhibit Number	Description
† 10.15	Third Amendment, effective June 19, 2019, to Employment Agreement by and between Orion Group Holdings, Inc. and Mark Stauffer dated January 1, 2015 (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 21, 2019 (File No. 001-33891)).
† 10.16	Fourth Amendment to Employment Agreement by and between Orion Group Holdings, Inc. and Mark R. Stauffer, effective June 30, 2021. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 2, 2021 (File No. 001-33891)).
† 10.17	Employment Agreement dated January 1, 2015 between Orion Marine Group, Inc. and Peter R. Buchler (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 2, 2015) (File No. 001-33891).
† 10.18	First Amendment, effective April 1, 2017, to Employment Agreement by and between Orion Group Holdings, Inc. and Peter R. Buchler dated January 1, 2015 (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 5, 2017 (File No. 001-33891)).
† 10.19	Second Amendment, effective June 5, 2018, to Employment Agreement by and between Orion Group Holdings, Inc. and Peter R. Buchler dated January 1, 2015 (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 8, 2018 (File No. 001-33891)).
† 10.20	Third Amendment, effective June 19, 2019, to Employment Agreement by and between Orion Group Holdings, Inc. and Peter R. Buchler dated January 1, 2015 (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 21, 2019 (File No. 001-33891)).
† 10.21	Fourth Amendment to Employment Agreement by and between Orion Group Holdings, Inc. and Peter R. Buchler, effective June 30, 2021. (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 2, 2021 (File No. 001-33891)).
10.22	Credit Agreement dated as of August 5, 2015 among Orion Marine Group, Inc. as Borrower, Certain Subsidiaries of the Borrower Party Hereto From Time to Time, as Guarantors, The Lenders Party Hereto, Regions Bank, as Administrative Agent and Collateral Agent, and Bank of America, N.A., BOKF, NA DBA Bank of Texas, and Branch Banking and Trust Company, as Co-Syndication Agents, Regions Capital Markets, a division of Regions Bank, as Lead Arranger and Book Manager (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed with the Securities and Exchange Commission on August 7, 2015 (File No. 001-33891)).
10.23	First Amendment, effective March 31, 2016, to the Credit Agreement dated as of August 5, 2015, among Orion Marine Group, Inc. as Borrower, Certain Subsidiaries of the Borrower Party Hereto From Time To Time, as Guarantors, The Lenders Party Hereto, Regions Bank, as Administrative Agent and Collateral Agent, and Bank of America, N.A., BOKF, NA DBA Bank of Texas, and Branch Banking and Trust Company, as Co-Syndication Agents, Regions Capital Markets, a division of Regions Bank, as Lead Arranger and Book Manager (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31,2016, filed with the Securities and Exchange Commission on May 6, 2016 (File No. 001-33891)).
10.24	Second amendment, effective June 30, 2017, to the Credit Agreement dated as of August 5, 2015 among Orion Marine Group, Inc. as Borrower, Certain Subsidiaries of the Borrower Party Hereto From Time to Time, as Guarantors, the Lenders Party Hereto, Regions Bank, as Administrative Agent and Collateral Agent, and Bank of America, N.A., BOKF, NA DBA Bank of Texas, and Branch Banking and Trust Company, as Co-syndication Agents, Regions Capital Markets, a division of Regions Bank, as Lead Arranger and Book Manager (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed with the Securities and Exchange Commission on August 3, 2017 (File No. 1-33891)).

Exhibit Number	Description
10.25	Third amendment, effective September 30, 2017, to the Credit Agreement dated as of August 5, 2015 among Orion Marine Group, Inc. as Borrower, Certain Subsidiaries of the Borrower Party Hereto From Time to Time, as Guarantors, the Lenders Party Hereto, Regions Bank, as Administrative Agent and Collateral Agent, and Bank of America, N.A., BOKF, NA DBA Bank of Texas, and Branch Banking and Trust Company, as Co-syndication Agents, Regions Capital Markets, a division of Regions Bank, as Lead Arranger and Book Manager (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on November 9, 2017 (File No. 001-33891)).
10.26	Fourth amendment, effective July 31, 2018, to the Credit Agreement dated as of August 5, 2015 among Orion Marine Group, Inc. as Borrower, Certain Subsidiaries of the Borrower Party Hereto From Time to Time, as Guarantors, the Lenders Party Hereto, Regions Bank, as Administrative Agent and Collateral Agent, and Bank of America, N.A., BOKF, NA DBA Bank of Texas, and Branch Banking and Trust Company, as Co-syndication Agents, Regions Capital Markets, a division of Regions Bank, as Lead Arranger and Book Manager (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, filed with the Securities and Exchange Commission on August 3, 2018 (File No. 001-33891)).
10.27	Fifth amendment, effective March 21, 2019, to the Credit Agreement dated as of August 5, 2015 among Orion Marine Group, Inc. as Borrower, Certain Subsidiaries of the Borrower Party Hereto From Time to Time, as Guarantors, the Lenders Party Hereto, Regions Bank, as Administrative Agent and Collateral Agent, and Bank of America, N.A., BOKF, NA DBA Bank of Texas, and Branch Banking and Trust Company, as Co-syndication Agents, Regions Capital Markets, a division of Regions Bank, as Lead Arranger and Book Manager (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 26, 2019 (File No. 001-33891)).
10.28	Sixth Amendment, effective May 7, 2019, to the Credit Agreement dated as of August 5, 2015 among Orion Marine Group, Inc. as Borrower, Certain Subsidiaries of the Borrower Party Hereto From Time to Time, as Guarantors, the Lenders Party Hereto, Regions Bank, as Administrative Agent and Collateral Agent, and Bank of America, N.A., BOKF, NA DBA Bank of Texas, and Branch Banking and Trust Company, Co-syndication Agents, Regions Capital Markets, a division of Regions Bank, as Lead Arranger and Book Manager (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 9, 2019 (File No. 001-33891)).
10.29	Seventh amendment, effective June 8, 2020, to the Credit Agreement dated as of August 5, 2015 among Orion Marine Group, Inc. as Borrower, Certain Subsidiaries of the Borrower Party Hereto From Time to Time, as Guarantors, the Lenders Party Hereto, Regions Bank, as Administrative Agent and Collateral Agent, and Bank of America, N.A., BOKF, NA dba Bank of Texas, Iberia Bank, Trust Bank, and Trustmark National Bank, as Lenders (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 10, 2020 (File No. 001-33891)).
10.30	Eighth amendment, effective October 9, 2020, to the Credit Agreement dated as of August 5, 2015 among Orion Marine Group, Inc. as Borrower, Certain Subsidiaries of the Borrower Party Hereto From Time to Time, as Guarantors, the Lenders Party Hereto, Regions Bank, as Administrative Agent and Collateral Agent, and Bank of America, N.A., BOKF, NA dba Bank of Texas, Iberiabank, NBH Bank, Truist Bank, and Trustmark National Bank, as Lenders. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 13, 2020 (File No. 001-33891)).
10.31	Ninth amendment, effective March 1, 2022, to the Credit Agreement dated as of August 5, 2015 among Orion Marine Group, Inc. as Borrower, Certain Subsidiaries of the Borrower Party Hereto From Time to Time, as Guarantors, the Lenders Party Hereto, Regions Bank, as Administrative Agent and Collateral Agent, and Bank of America, N.A. and BOKF, NA dba Bank of Texas, as Co-Syndication Agents. (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 7, 2022 (File No. 001-33891)).
† 10.32	Consulting Agreement dated April 6, 2022 between Orion Group Holdings, Inc. and Mark R. Stauffer (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 12, 2022 (File No. 001-33891)).

Exhibit Number	Description
† 10.33	Separation and General Release Agreement dated April 6, 2022 between Orion Group Holdings, Inc. and Mark R. Stauffer (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 12, 2022)(File No. 001-33891)).
† 10.34	2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 24, 2022 (File No. 001-33891)).
† 10.35	Employment Offer Letter dated August 15, 2022 between Orion Group Holdings, Inc. and Travis J. Boone (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 18, 2022 (File No. 001-33891)).
† 10.36	Employment Offer Letter dated August 29, 2022 between Orion Group Holdings, Inc. and Gordon Scott Thanisch (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2022 (File No. 001-33891)).
10.37	Consent Letter dated March 14, 2023, by and between Orion Marine Group, Inc. as Borrower, certain subsidiaries of the Borrower, as Guarantors, the Lenders Party thereto, Regions Bank, as Administrative Agent and Collateral Agent, and Bank of America, N.A. and BOKF, NA dba Bank of Texas, as Co-Syndication Agents (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 15, 2023 (File No. 001-33891)).
* 21 .1	List of Subsidiaries.
* 23 .1	Consent of Independent Registered Public Accounting Firm -KPMG, LLP.
24 .1	Power of Attorney (included on signature page of this filing).
* 31 .1	Certification of CEO pursuant to Section 302.
* 31 .2	Certification of CFO pursuant to Section 302.
* 32 .1	Certification of CEO and CFO pursuant to Section 906.
*101.INS	XBRL Instance Document.
*101.SCH	XBRL Taxonomy Extension Schema Document.
*101.CAL	XBRL Extension Calculation Linkbase Document.
*101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
*101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
*101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
*104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

---

*   Filed herewith

†   Management contract or compensatory plan or arrangement

Item 16.   **FORM 10-K SUMMARY**

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORION GROUP HOLDINGS, INC.

March 16, 2023   By:/s/ Travis J. Boone
                                                   Travis J. Boone
                                                   President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Travis J. Boone Travis J. Boone	President, Chief Executive Officer and Director	March 16, 2023
/s/ Scott Thanisch Scott Thanisch	Chief Financial Officer	March 16, 2023
/s/ Austin J. Shanfelter Austin J. Shanfelter	Chairman of the Board	March 16, 2023
/s/ Thomas N. Amonett Thomas N. Amonett	Director	March 16, 2023
/s/ Michael J. Caliel Michael J. Caliel	Director	March 16, 2023
/s/ Richard L. Daerr, Jr. Richard L. Daerr, Jr.	Director	March 16, 2023
/s/ Margaret M. Foran Margaret M. Foran	Director	March 16, 2023
/s/ Quentin P. Smith, Jr. Quentin P. Smith, Jr.	Director	March 16, 2023
/s/ Mary E. Sullivan Mary E. Sullivan	Director	March 16, 2023

ORION GROUP HOLDINGS, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Orion Group Holdings, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Orion Group Holdings, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 16, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and does not have sufficient liquidity to meet its Credit Facility obligations as they come due. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of estimated costs at completion and variable consideration for certain long-term, fixed-priced construction contracts

As discussed in Note 3 to the consolidated financial statements, contract revenue is recognized over time because control of the promised goods and services is continually transferred to the customer. Progress is measured by the percentage of actual costs incurred to date to the total estimated costs at completion. Contract costs include all direct costs, such as material and labor, and those indirect costs incurred that are related to contract performance. The Company estimates variable consideration related to claims and unapproved change orders based on the most likely amount to which it expects to be entitled. The Company reported contract revenues of $748.3 million for the year-ended December 31, 2022, which included revenue related to long-term, fixed price construction contracts.

We identified the evaluation of estimated costs at completion and variable consideration for certain long-term, fixed-priced construction contracts in the Marine segment as a critical audit matter. Evaluating the Company's estimated costs at completion for contracts in progress involved subjective auditor judgment given the variability and estimation uncertainty associated with costs of material and labor to be incurred over a long-term contract period. Additionally, evaluating the estimates of variable consideration involved subjective auditor judgment given the uncertainty in determining the costs the Company is entitled to recover under the contract.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's revenue process, including controls over the estimation of costs to complete and variable consideration for certain long-term, fixed-priced construction contracts. We evaluated the Company's ability to estimate these amounts by comparing the Company's previous estimates to actual results. We evaluated estimated costs at completion for certain in-progress contracts by:

- inspecting contractual documents with customers

- conducting interviews with and reviewing questionnaires prepared by project personnel to gain an understanding of the status, risks, and uncertainties of projects

- analyzing a selection of costs in the estimated costs at completion, including the cost of labor, materials, and subcontracts, as applicable, by comparing amounts to purchase orders, costs incurred to date on the project, and costs incurred on similar projects.

We evaluated variable consideration for a certain contract by:

- comparing a selection of costs underlying the claims and unapproved change orders to supporting documentation, including contractual documents and correspondence between the Company and the customer

- assessing management's determination of the most likely amount to which it expects to be entitled by comparing it to the Company's historical experience with similar claims and unapproved change orders

/s/ KPMG LLP

We have served as the Company's auditor since 2017.

Houston, Texas
March 16, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Orion Group Holdings, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Orion Group Holdings, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedule II (collectively, the consolidated financial statements), and our report dated March 16, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Houston, Texas
March 16, 2023

Orion Group Holdings, Inc. and Subsidiaries
Consolidated Balance Sheets
(In Thousands, Except Share and Per Share Information)

	December 31, 2022	December 31, 2021
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,784	$ 12,293
Accounts receivable:		
Trade, net of allowance for credit losses of $606 and $323, respectively	106,758	88,173
Retainage	50,873	41,379
Income taxes receivable	402	405
Other current	3,526	17,585
Inventory	2,862	1,428
Contract assets	43,903	28,529
Prepaid expenses and other	8,229	8,142
Total current assets	220,337	197,934
Property and equipment, net of depreciation	100,977	106,654
Operating lease right-of-use assets, net of amortization	14,978	14,686
Financing lease right-of-use assets, net of amortization	15,839	14,561
Inventory, non-current	5,469	5,418
Intangible assets, net of amortization	7,317	8,556
Deferred income tax asset	70	41
Other non-current	2,168	3,900
Total assets	$ 367,155	$ 351,750
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current debt, net of debt issuance costs	$ 34,956	$ 39,141
Accounts payable:		
Trade	87,605	48,217
Retainage	1,198	923
Accrued liabilities	18,466	38,594
Income taxes payable	522	601
Contract liabilities	37,720	26,998
Current portion of operating lease liabilities	4,738	3,857
Current portion of financing lease liabilities	4,031	3,406
Total current liabilities	189,236	161,737
Long-term debt, net of debt issuance costs	716	259
Operating lease liabilities	11,018	11,637
Financing lease liabilities	11,102	10,908
Other long-term liabilities	17,072	18,942
Deferred income tax liability	211	169
Total liabilities	229,355	203,652
Stockholders' equity:		
Preferred stock -- $0.01 par value, 10,000,000 authorized, none issued	—	—
Common stock -- $0.01 par value, 50,000,000 authorized, 32,770,550 and 31,712,457 issued; 32,059,319 and 31,001,226 outstanding at December 31, 2022 and December 31, 2021, respectively	328	317
Treasury stock, 711,231 shares, at cost, as of December 31, 2022 and December 31, 2021, respectively	(6,540)	(6,540)
Additional paid-in capital	188,184	185,881
Retained loss	(44,172)	(31,560)
Total stockholders' equity	137,800	148,098
Total liabilities and stockholders' equity	$ 367,155	$ 351,750

The accompanying notes are an integral part of these consolidated financial statements

Orion Group Holdings, Inc. and Subsidiaries
Consolidated Statements of Operations
(In Thousands, Except Share and Per Share Information)

		Year ended December 31,				
		2022		**2021**		**2020**
Contract revenues	$	748,322	$	601,360	$	709,942
Costs of contract revenues		697,580		560,393		625,239
Gross profit		50,742		40,967		84,703
Selling, general and administrative expenses		62,503		60,181		65,091
Amortization of intangible assets		1,239		1,521		2,070
Gain on disposal of assets, net		(4,970)		(11,418)		(9,044)
Operating (loss) income		(8,030)		(9,317)		26,586
Other (expense) income:						
Other income		199		199		347
Interest income		104		136		183
Interest expense		(4,456)		(5,076)		(4,920)
Other expense, net		(4,153)		(4,741)		(4,390)
(Loss) income before income taxes		(12,183)		(14,058)		22,196
Income tax expense		429		502		1,976
Net (loss) income	$	(12,612)	$	(14,560)	$	20,220
Basic (loss) earnings per share	$	(0.40)	$	(0.47)	$	0.67
Diluted (loss) earnings per share	$	(0.40)	$	(0.47)	$	0.67
Shares used to compute (loss) income per share:						
Basic		31,402,328		30,763,527		30,122,362
Diluted		31,402,328		30,763,527		30,122,362

The accompanying notes are an integral part of these consolidated financial statements

Orion Group Holdings, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)
(In Thousands)

	Year ended December 31,		
	2022	**2021**	**2020**
Net (loss) income	$ (12,612)	$ (14,560)	$ 20,220
Change in fair value of cash flow hedge, net of tax expense of $368 and tax benefit of $128 for the years ended December 31, 2021 and 2020, respectively	—	1,234	(429)
Total comprehensive (loss) income	$ (12,612)	$ (13,326)	$ 19,791

The accompanying notes are an integral part of these consolidated financial statements

Orion Group Holdings, Inc. and Subsidiaries
Consolidated Statement of Stockholders' Equity
(In Thousands, Except Share and Per Share Information)

	Common Stock		Treasury Stock		Accumulated Other Comprehensive	Additional Paid-In	Retained	
	Shares	Amount	Shares	Amount	Loss	Capital	Earnings (Loss)	Total
Balance, January 1, 2020	30,303,395	$ 303	(711,231)	$ (6,540)	$ (1,045)	$ 182,523	$ (37,220)	$ 138,021
Stock-based compensation	—	—	—	—	—	1,998	—	1,998
Issuance of restricted stock	1,038,044	10	—	—	—	(10)	—	—
Forfeiture of restricted stock	(107,383)	—	—	—	—	—	—	—
Payments related to tax withholding for share-based compensation	(62,252)	(1)	—	—	—	(187)	—	(188)
Cash flow hedge	—	—	—	—	(557)	—	—	(557)
Net income	—	—	—	—	—	—	20,220	20,220
Balance, December 31, 2020	31,171,804	$ 312	(711,231)	$ (6,540)	$ (1,602)	$ 184,324	$ (17,000)	$ 159,494
Stock-based compensation	—	—	—	—	—	2,401	—	2,401
Exercise of stock options	28,546	—	—	—	—	110	—	110
Issuance of restricted stock	916,531	9	—	—	—	(9)	—	—
Forfeiture of restricted stock	(234,232)	(2)	—	—	—	2	—	—
Payments related to tax withholding for share-based compensation	(170,192)	(2)	—	—	—	(947)	—	(949)
Cash flow hedge	—	—	—	—	1,602	—	—	1,602
Net loss	—	—	—	—	—	—	(14,560)	(14,560)
Balance, December 31, 2021	31,712,457	$ 317	(711,231)	$ (6,540)	$ —	$ 185,881	$ (31,560)	$ 148,098
Stock-based compensation	—	—	—	—	—	2,754	—	2,754
Issuance of restricted stock	1,603,434	16	—	—	—	(16)	—	—
Forfeiture of restricted stock	(382,480)	(4)	—	—	—	4	—	—
Payments related to tax withholding for share-based compensation	(162,861)	(1)	—	—	—	(439)	—	(440)
Net loss	—	—	—	—	—	—	(12,612)	(12,612)
Balance, December 31, 2022	32,770,550	$ 328	(711,231)	$ (6,540)	$ —	$ 188,184	$ (44,172)	$ 137,800

The accompanying notes are an integral part of these consolidated financial statements

Orion Group Holdings, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

	Year ended December 31,		
	2022	2021	2020
Cash flows from operating activities:			
Net (loss) income	$ (12,612)	$ (14,560)	$ 20,220
Adjustments to reconcile net (loss) income to net cash used in operating activities:			
Operating activities:			
Depreciation and amortization	20,915	22,608	23,893
Amortization of ROU operating leases	4,813	5,102	5,874
Amortization of ROU finance leases	3,142	2,822	3,324
Write-off of debt issuance costs upon debt modification	—	790	—
Amortization of deferred debt issuance costs	424	430	763
Deferred income taxes	13	(9)	17
Stock-based compensation	2,754	2,401	1,998
Gain on disposal of assets, net	(4,970)	(11,418)	(6,185)
Gain on involuntary disposition of assets, net	—	—	(2,859)
Allowance for credit losses	322	—	(487)
Change in operating assets and liabilities:			
Accounts receivable	(28,660)	4,703	23,587
Income tax receivable	3	14	543
Inventory	(1,485)	371	148
Prepaid expenses and other	1,645	143	(1,070)
Contract assets	(15,374)	3,742	9,118
Accounts payable	39,370	589	(22,015)
Accrued liabilities	(6,630)	(6,544)	11,092
Operating lease liabilities	(4,748)	(4,940)	(5,399)
Income tax payable	(79)	(38)	(884)
Contract liabilities	10,722	(6,137)	(15,646)
Net cash provided by operating activities	9,565	69	46,032
Cash flows from investing activities:			
Proceeds from sale of property and equipment	4,880	27,164	5,944
Purchase of property and equipment	(14,584)	(16,975)	(14,694)
Contributions to CSV life insurance	—	—	(99)
Insurance claim proceeds related to property and equipment	—	440	5,720
Net cash (used in) provided by investing activities	(9,704)	10,629	(3,129)
Cash flows from financing activities:			
Borrowings on credit	24,000	53,000	10,000
Payments made on borrowings on credit	(28,274)	(49,120)	(48,204)
Proceeds from sale-leaseback arrangement	—	—	—
Loan costs from Credit Facility	(664)	—	(389)
Payments of finance lease liabilities	(2,992)	(3,035)	(3,619)
Payments related to tax withholding for share-based compensation	(440)	(949)	(188)
Exercise of stock options	—	110	—
Net cash (used in) provided by financing activities	(8,370)	6	(42,400)
Net change in cash, cash equivalents and restricted cash	(8,509)	10,704	503
Cash, cash equivalents and restricted cash at beginning of period	12,293	1,589	1,086
Cash, cash equivalents and restricted cash at end of period	$ 3,784	$ 12,293	$ 1,589
Cash paid during the period for:			
Interest	$ 2,923	$ 2,423	$ 3,187
Taxes, net of refunds	$ 533	$ 568	$ 2,174

The accompanying notes are an integral part of these consolidated financial statements

Orion Group Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2022, 2021 and 2020
(Tabular Amounts in thousands, Except Share and per Share Amounts)

1.   Description of Business and Basis of Presentation

Description of Business

Orion Group Holdings, Inc., its subsidiaries and affiliates (hereafter collectively referred to as the "Company"), provide a broad range of specialty construction services in the infrastructure, industrial, and building sectors of the continental United States, Alaska, Canada and the Caribbean Basin. The Company's marine segment services the infrastructure sector through marine transportation facility construction, marine pipeline construction, marine environmental structures, dredging of waterways, channels and ports, environmental dredging, design, and specialty services. Its concrete segment services the building sector by providing turnkey concrete construction services including place and finish, site preparation, layout, forming, and rebar placement for large commercial, structural and other associated business areas. The Company is headquartered in Houston, Texas with offices throughout its operating areas.

The tools used by the chief operating decision maker ("CODM") to allocate resources and assess performance are based on two reportable and operating segments: marine, which operates under the Orion brand and logo, and concrete, which operates under the TAS Commercial Concrete brand and logo.

Although we describe the business in this report in terms of the services the Company provides, its base of customers and the areas in which it operates, the Company has determined that its operations currently comprise two reportable segments pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 280, *Segment Reporting*.

In making this determination, the Company considered the similar economic characteristics of its operations that comprise its marine segment. For the marine segment, the methods used, and the internal processes employed, to deliver marine construction services are similar throughout the segment, including standardized estimating, project controls and project management. This segment has the same customers with similar funding drivers and are subject to similar regulatory regimes driven through Federal agencies such as the U.S. Army Corps of Engineers, U.S. Fish and Wildlife Service, U.S. Environmental Protection Agency and U.S. Occupational Safety and Health Administration ("OSHA"), among others. Additionally, the segment is driven by macro-economic considerations including the level of import/export seaborne transportation, development of energy-related infrastructure, cruise line expansion and operations, marine bridge infrastructure development, waterway pipeline crossings and the maintenance of waterways. These considerations, and others, are key catalysts for future prospects and are similar across the segment.

For the concrete segment, the Company also considered the similar economic characteristics of these operations. The methods used, and the internal processes employed, to deliver concrete construction services are similar throughout the segment, including standardized estimating, project controls and project management. The projects of this segment are subject to similar regulatory regimes such as OSHA. Additionally, this segment is driven by macro-economic considerations, including movements in population, commercial real estate development, institutional funding and expansion, and recreational development, specifically in metropolitan areas of Texas. These considerations, and others, are key catalysts for current operations and future prospects and are similar across the segment.

Basis of Presentation

These consolidated financial statements include the accounts of the parent company, Orion Group Holdings, Inc. and its wholly-owned subsidiaries and have been prepared in accordance with U.S. GAAP on the going concern basis of accounting, which assumes the Company will continue to operate as a going concern and which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. All intercompany balances and transactions have been eliminated in consolidation.

In connection with preparing consolidated financial statements for each annual and interim reporting period, the Company is required to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued. Substantial doubt exists when conditions and events, considered in aggregate, indicate that it is probable that a company will be unable to meet its obligations as they become due within one year after the date that the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management's plans and actions that have not been fully implemented as of the date that the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company's ability to continue as a going concern. The mitigating effect of management's plans, however, is only considered if both: (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued; and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

The Company has sustained operating losses for the years ended December 31, 2022 and 2021. The assessment of the liquidity and going concern requires the Company to make estimates of future activity and judgments about whether the Company is compliant with financial covenant calculations under its debt and other agreements and has adequate liquidity to operate. Significant assumptions used in the Company's forecasted model of liquidity include forecasted sales, costs, and capital expenditures; expected timing and proceeds of planned real estate transactions. Also as described in Note 11, the Company had $35.0 million of outstanding indebtedness under its Credit Facility as of December 31, 2022 which matures on July 31, 2023. As of the date of these financial statements, the Company's existing cash and cash equivalents are not sufficient to satisfy the Company's operating cash needs for at least one year after the issuance of these financial statements.

To alleviate these conditions, the Company is engaged in a syndication process to refinance the outstanding debt. Based on the advanced nature of our discussions, the completion of substantial due diligence by potential lenders, agreement among the parties on key terms of a new credit facility, and the expected timeline for documentation and execution of a new credit agreement, Management believes it will successfully complete a refinancing transaction prior to the maturity of the current credit facility. Additionally, the Company is exploring sales of underutilized assets as a source of liquidity.

The Company's ability to continue as a going concern is dependent upon obtaining sufficient liquidity to repay its existing credit facility through a combination of proceeds from new debt, proceeds from the sale of underutilized assets, and operating cash flow. As the Company's refinancing activities are ongoing, there can be no assurances that the Company will be able to secure financing on terms that are acceptable to the Company or at all.

These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued. While management has developed and is in process to implement plans that management believes could alleviate in the future the substantial doubt that was raised, management concluded at the date of the issuance of the financial statements that substantial doubt exists as those plans are not within the control of management. The Company's consolidated financial statements do not include adjustments, if any, that may arise from the outcome of this uncertainty.

There is an explanatory paragraph included in the report of the Company's independent registered public accounting firm describing the uncertainty about the Company's ability to continue as a going concern, which is considered an event of noncompliance under the Company's Credit Facility. Management has obtained a consent with respect to the delivery of annual financial statements with an audit opinion unqualified as to going concern from the Credit Facility lenders, and the Company is compliant with the financial covenants of the credit agreement.

2.   Summary of Significant Accounting Policies

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management's estimates, judgments and assumptions are continually evaluated based on available information and experience; however, actual amounts could differ from those estimates.

On an ongoing basis, the Company evaluates the significant accounting policies used to prepare its consolidated financial statements, including, but not limited to, those related to:

- Revenue recognition from construction contracts;

- The recording of accounts receivable and allowance for credit losses;

- The carrying value of property, plant and equipment;

- Leases;

- Finite and infinite-lived intangible assets, testing for indicators of impairment;

- Stock-based compensation;

- Income taxes; and

- Self-insurance.

Revenue Recognition

The Company's revenue is derived from contracts to provide marine construction, dredging, turnkey concrete services, and other specialty services. The Company's projects are typically brief in duration, but occasionally, span a period of over one year. The Company determines the appropriate accounting treatment for each contract before work begins and, subject to qualifications discussed in the next paragraph, generally records contract revenue over time.

Performance obligations are promises in a contract to transfer distinct goods or services to the customer and are the unit of account under Topic 606. Each of the Company's contracts and related change orders typically represent a single performance obligation because the Company provides an integrated service and individual goods and services are not separately identifiable. Revenue is recognized over time because control of the promised goods and services are continuously transferred to the customer over the life of the contract. For contracts with multiple performance obligations, the Company allocates the contract's transaction price to each performance obligation using its best estimate of the stand-alone selling price of each distinct good or service. Progress is measured by the percentage of actual contract costs incurred to date to total estimated costs for each contract. This method is used because management considers contract costs incurred to be the best available measure of progress on these contracts. Contract costs include all direct costs, such as material and labor, and those indirect costs incurred that are related to contract performance such as payroll taxes and insurance. General and administrative costs are charged to expense as incurred. Upfront costs, such as costs to mobilize personnel and equipment prior to satisfying a performance obligation are capitalized and amortized over the contract performance period.

Changes in job performance, job conditions and estimated profitability, including those arising from final contract settlements, may result in revisions to costs and reported revenue and are recognized in the period in which the revisions are determined. The effect of changes in estimates of contract revenue or contract costs is recognized as an adjustment to recognized revenue on a cumulative catch-up basis. When the Company anticipates a loss on a contract that is not yet complete, it recognizes the entire loss in the period in which such losses are determined. Revenue is recorded net of any sales taxes collected and paid on behalf of the customer, if applicable.

Contract revenue is derived from the original contract price as modified by agreed-upon change orders and estimates of variable consideration related to incentive fees and change orders or claims for which price has not yet been agreed by the customer. The Company estimates variable consideration based on its assessment of the most likely amount to which it expects to be entitled. Variable consideration is included in the estimated recognition of revenue to the extent it is probable that a significant reversal of cumulative recognized revenue will not occur. A determination that the collection of a claim is probable is based upon compliance with the terms of the contract and the extent to which the Company performed in accordance therewith but does not guarantee collection in full.

Assets and liabilities derived from contracts with customers include the following:

- <u>Accounts Receivable: Trade, net of allowance</u> - Represent amounts billed and currently due from customers and are stated at their estimated net realizable value.

- <u>Accounts Receivable: Retainage</u> - Represent amounts which have not been billed to or paid by customers due to retainage provisions in construction contracts, which amounts generally become payable upon contract completion and acceptance by the customer.

- Contract Assets - Represent revenues recognized in excess of amounts billed, which management believes will be billed and collected within one year of the completion of the contract and are recorded as a current asset, until such amounts are either received or written off.

- Contract Liabilities - Represent billings in excess of revenues recognized and are recorded as a current liability, until the underlying obligation has been performed or discharged.

Classification of Current Assets and Liabilities

The Company includes in current assets and liabilities amounts realizable and payable in the normal course of contract completion.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At times, cash held by financial institutions may exceed federally insured limits. The Company has not historically sustained losses on its cash balances in excess of federally insured limits. Cash equivalents at December 31, 2022 and December 31, 2021 consisted primarily of overnight bank deposits.

Risk Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk principally consist of accounts receivable.

The Company depends on its ability to continue to obtain federal, state and local governmental contracts, and indirectly, on the amount of funding available to these agencies for new and current governmental projects. Therefore, a portion of the Company's operations is dependent upon the level and timing of government funding. Statutory mechanics liens provide the Company high priority in the event of lien foreclosures following financial difficulties of private owners, thus minimizing credit risk with private customers.

Accounts Receivable

Accounts receivable are stated at the historical carrying value, net of allowances for credit losses. The Company had significant investments in billed and unbilled receivables as of December 31, 2022 and December 31, 2021. Billed receivables represent amounts billed upon the completion of small contracts and progress billings on large contracts in accordance with contract terms and milestone achievements. Unbilled receivables on contracts represent recoverable costs and accrued profits that are not yet capable of being billed under the terms of the applicable contracts. Revenue associated with these billings is recorded net of any sales tax, if applicable.

Past due balances over 90 days and other higher risk receivables identified by management are reviewed individually for collectability. In establishing an allowance for credit losses, the Company evaluates its contract receivables and contract assets and thoroughly reviews historical collection experience, the financial condition of its customers, billing disputes and other factors. The Company writes off potentially uncollectible accounts receivable against the allowance for credit losses if it is determined that the amounts will not be collected or if a settlement with respect to a disputed receivable is reached for an amount that is less than the carrying value. As of December 31, 2022 and December 31, 2021, the Company had recorded an allowance for credit losses of $0.6 million and $0.3 million, respectively.

Balances billed to customers but not paid pursuant to retainage provisions in construction contracts generally become payable upon contract completion and acceptance by the owner. Retainage at December 31, 2022 totaled $50.9 million, of which $4.9 million is expected to be collected beyond December 31, 2023. Retainage at December 31, 2021 totaled $41.4 million.

From time to time, the Company negotiates change orders and claims with its customers. Unsuccessful negotiations of claims could result in a change to contract revenue that is less than amounts previously recorded, which could result in the recording of a loss in the amount of the shortfall. Successful claims negotiations could result in the recovery of previously recorded losses. Significant losses on receivables could adversely affect the Company's financial position, results of operations and overall liquidity.

Advertising Costs

The Company primarily obtains contracts through the open bid process, and therefore advertising costs are not a significant component of expense. Advertising costs are expensed as incurred.

Environmental Costs

Costs related to environmental remediation are charged to expense. Other environmental costs are also charged to expense unless they increase the value of the property and/or provide future economic benefits, in which event the costs are capitalized. Environmental liabilities, if any, are recognized when the liability is considered probable and the amount can be reasonably estimated. The Company did not recognize any environmental liabilities as of December 31, 2022 or December 31, 2021.

Fair Value Measurements

The Company evaluates and presents certain amounts included in the accompanying consolidated financial statements at "fair value" in accordance with U.S. GAAP, which requires the Company to base its estimates on assumptions that market participants, in an orderly transaction, would use to price an asset or liability, and to establish a hierarchy that prioritizes the information used to determine fair value. Refer to Note 8 for more information regarding fair value determination.

The Company generally applies fair value valuation techniques on a non-recurring basis associated with (1) valuing assets and liabilities acquired in connection with business combinations and other transactions; (2) valuing potential impairment loss related to long-lived assets; and (3) valuing potential impairment loss related to goodwill and indefinite-lived intangible assets.

Inventory

Current inventory consists of parts and small equipment held for use in the ordinary course of business and is valued at the lower of cost (using historical average cost) or net realizable value. Where shipping and handling costs are incurred by the Company, these charges are included in inventory and charged to cost of contract revenue upon use. Non-current inventory consists of spare parts (including engines, cutters and gears) that require special order or long-lead times for manufacture or fabrication, but must be kept on hand to reduce downtime and is valued at the lower of cost (using historical average cost) or net realizable value.

Property and Equipment

Property and equipment are recorded at cost. Ordinary maintenance and repairs that do not improve or extend the useful life of the asset are expensed as incurred. Major renewals and betterments of equipment are capitalized and depreciated generally over three to ten years until the next scheduled maintenance.

When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets for financial statement purposes, as follows:

Automobiles and trucks	3 to 10 years
Buildings and improvements	10 to 30 years
Construction equipment	3 to 10 years
Vessels and other equipment	3 to 40 years
Office equipment	3 to 5 years

The Company generally uses accelerated depreciation methods for tax purposes where beneficial.

Dry-docking costs are capitalized and amortized using the straight-line method over a period ranging from three to seven years. Dry-docking costs include, but are not limited to, the inspection, refurbishment and replacement of steel, engine components, tailshafts, mooring equipment and other parts of the vessel. Amortization related to dry-docking activities is included as a component of depreciation. These costs and the related amortization periods are periodically reviewed to determine if the estimates are accurate. If warranted, a significant upgrade of equipment may result in a revision to the useful life of the asset, in which case the change is accounted for prospectively.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or the fair value, less the costs to sell, and are no longer depreciated. There was $0.8 million of assets classified as held for sale as of December 31, 2022 included in prepaid expenses and other in the Company's Consolidated Balance Sheets. There was no assets classified as held for sale as of December 31, 2021.

Leases

Management determines if a contract is or contains a lease at inception of the contract or modification of the contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. Control over the use of the identified asset means the lessee has both (a) the right to obtain substantially all of the economic benefits from the use of the asset and (b) the right to direct the use of the asset.

Finance and operating lease right-of-use ("ROU") assets and liabilities are recognized based on the present value of future minimum lease payments over the expected lease term at commencement date. As the implicit rate is not determinable in most of the Company's leases, management uses the Company's incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The expected lease term includes options to extend or terminate the lease when it is reasonably certain the Company will exercise such option. Lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease term.

The Company's lease arrangements have lease and non-lease components. Leases with an expected term of 12 months or less are not accounted for on the balance sheet and the related lease expense is recognized on a straight-line basis over the expected lease term.

The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

See Note 19 for more information regarding leases.

Intangible Assets

Intangible assets that have finite lives are amortized. In addition, the Company evaluates the remaining useful life of intangible assets in each reporting period to determine whether events and circumstances warrant a revision of the remaining period of amortization. If the estimate of an intangible asset's remaining life is changed, the remaining carrying value of such asset is amortized prospectively over that revised remaining useful life. Intangible assets that have infinite lives are not amortized, but are subject to impairment testing at least annually or more frequently if events or circumstances indicate that the asset may be impaired.

The Company has one infinite-lived intangible asset, a trade name, which it tests for impairment annually on October 31, or whenever events or circumstances indicate that the carrying amount of the trade name may not be recoverable. Impairment is calculated as the excess of the trade name's carrying value over its fair value. The fair value of the trade name is determined using the relief from royalty method, a variation of the income approach. This method assumes that if a company owns intellectual property, it does not have to "rent" the asset and is, therefore, "relieved" from paying a royalty. Once a supportable royalty rate is determined, the rate is then applied to the projected revenues over the expected remaining life of the intangible assets to estimate the royalty savings. This approach is dependent on a number of factors, including estimates of future growth and trends, royalty rates, discount rates and other variables.

See Note 9 for additional discussion of intangible assets and trade name impairment testing.

Stock-Based Compensation

The Company recognizes compensation expense for equity awards over the vesting period based on the fair value of these awards at the date of grant. The computed fair value of these awards is recognized as a non-cash cost over the period the employee provides services, which is typically the vesting period of the award. The fair value of restricted stock grants and restricted stock units is equivalent to the fair value of the stock issued on the date of grant and is measured as the closing price of the stock on the date of grant.

Compensation expense is recognized only for stock-based payments expected to vest. The Company estimates forfeitures at the date of grant based on historical experience and future expectations. This assessment is updated on a periodic basis. See Note 15 for further discussion of the Company's stock-based compensation plan.

Income Taxes

The Company determines its consolidated income tax provision using the asset and liability method prescribed by U.S. GAAP, which requires the recognition of income tax expense for the amount of taxes payable or refundable for the current period and for deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. The Company must make significant assumptions, judgments and estimates to determine its current provision for income taxes, its deferred tax assets and liabilities, and any valuation allowance to be recorded against any deferred tax asset. The current provision for income tax is based upon the current tax laws and the Company's interpretation of these laws, as well as the probable outcomes of any tax audits. The value of any net deferred tax asset depends upon estimates of the amount and category of future taxable income reduced by the amount of any tax benefits that the Company does not expect to realize. Actual operating results and the underlying amount and category of income in future years could render current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate, thus impacting the Company's financial position and results of operations. The Company computes deferred income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the liability method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740, *Income Taxes* which prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken, or expected to be taken, on its consolidated tax return. The Company evaluates and records any uncertain tax positions based on the amount that management deems is more likely than not to be sustained upon examination and ultimate settlement with the tax authorities in the tax jurisdictions in which it operates.

See Note 13 for additional discussion of income taxes.

Insurance Coverage

The Company maintains insurance coverage for its business and operations. Insurance related to property, equipment, automobile, general liability, and a portion of workers' compensation is provided through traditional policies, subject to a deductible or deductibles. A portion of the Company's workers' compensation exposure is covered through a mutual association, which is subject to supplemental calls.

The marine segment maintains five levels of excess loss insurance coverage, totaling $200 million in excess of primary coverage. The marine segment's excess loss coverage responds to most of its policies when a primary limit of $1 million has been exhausted; provided that the primary limit for Contingent Maritime Employer's Liability is $10 million and the Watercraft Pollution Policy primary limit is $5 million. The concrete segment maintains five levels of excess loss insurance coverage, totaling $200 million in excess of primary coverage. The concrete segment's excess loss coverage responds to most of its policies when a primary limit of $1 million has been exhausted.

If a claim arises and a potential insurance recovery is probable, the impending gain is recognized separately from the related loss. The recovery will only be recognized up to the amount of the loss once the recovery of the claim is deemed probable and any excess gain will fall under contingency accounting and will only be recognized once it is realized. The Company does not net insurance recoveries against the related claim liability as the amount of the claim liability is determined without consideration of the anticipated insurance recoveries from third parties.

Separately, the Company's marine segment employee health care is paid for by general assets of the Company and currently administered by a third party. The administrator has purchased appropriate stop-loss coverage. Losses on these policies up to the deductible amounts are accrued based upon known claims incurred and an estimate of claims incurred but not reported. The accruals are derived from known facts, historical trends and industry averages to determine the best estimate of the ultimate expected loss. Actual claims may vary from estimates. Any adjustments to such reserves are included in the Consolidated Statements of Operations in the period in which they become known. The Company's concrete segment employee health care is provided through two policies. A fully funded policy is offered primarily to salaried employees and their dependents while a partially self-funded plan with an appropriate stop-loss is offered primarily to hourly employees and their dependents. The self-funded plan is funded to the maximum exposure and, as a result, is expected to receive a partial refund after the policy expiration.

The total accrual for insurance claims liabilities was $5.8 million and $19.8 million at December 31, 2022 and December 31, 2021, respectively, reflected as a component of accrued liabilities in the consolidated balance sheet. The total accrual for insurance claims receivable was none and $13.3 million at December 31, 2022 and December 31, 2021, respectively, reflected as a component of other current accounts receivable in the consolidated balance sheet.

3.   Revenue

Contract revenues are recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The following table represents a disaggregation of the Company's contract revenues by service line for the marine and concrete segments:

| | Year ended December 31, | | |
	2022	2021	2020
Marine Segment			
Construction	$ 239,656	$ 169,554	$ 272,870
Dredging	85,414	80,831	106,647
Specialty Services	14,143	13,530	8,656
Marine segment contract revenues	$ 339,213	$ 263,915	$ 388,173
Concrete Segment			
Structural	$ 57,425	$ 58,420	$ 85,904
Light Commercial	351,684	279,018	235,835
Other	—	7	30
Concrete segment contract revenues	$ 409,109	$ 337,445	$ 321,769
Total contract revenues	$ 748,322	$ 601,360	$ 709,942

The Company has determined that it has two reportable segments pursuant to FASB ASC Topic 280, *Segment Reporting*, but has disaggregated its contract revenues in the above chart in terms of services provided within such segments. In making this determination, the Company considered the similar characteristics of its operations as discussed in Note 1. Additionally, as discussed, both the marine and concrete segments have limited contracts with multiple performance obligations. The Company's contracts are often estimated and bid as one project and evaluated as to performance as one project, not by individual services performed by each. Both the marine and concrete segments have a single individual responsible for managing the entire segment, not by service lines of the segments. Resources are allocated by segment and financial and budgetary information is compiled and reviewed by segment, not service line.

Marine Segment
Construction services include construction, restoration, maintenance, dredging and repair of marine transportation facilities, marine pipelines, bridges and causeways and marine environmental structures. Dredging services generally enhance or preserve the navigability of waterways or the protection of shorelines through the removal or replenishment of soil, sand or rock. Specialty services include design, salvage, demolition, surveying, towing, diving and underwater inspection, excavation and repair.

Concrete Segment
Structural services include elevated concrete pouring for products such as columns, elevated beams and structural walls. Light commercial services include horizontally poured concrete for products such as slabs, sidewalks, ramps and tilt walls.

Other services comprise labor related to concrete pouring such as rebar installation and pumping services and typically support the Company's structural and light commercial services.

4.   Concentration of Risk and Enterprise Wide Disclosures

In both reportable segments accounts receivable include amounts billed to governmental agencies and private customers and do not bear interest. Balances billed to customers but not paid pursuant to retainage provisions generally become payable upon contract completion and acceptance by the owner.

The table below presents the concentrations of current receivables (trade and retainage) at December 31, 2022 and December 31, 2021, respectively:

	December 31, 2022		December 31, 2021	
Federal Government	$ 4,612	3 %	$ 6,563	5 %
State Governments	3,111	2 %	61	- %
Local Governments	16,197	10 %	11,923	9 %
Private Companies	134,317	85 %	111,328	86 %
Gross receivables	158,237	100 %	129,875	100 %
Allowance for credit losses	(606)		(323)	
Net receivables	$ 157,631		$ 129,552	

At December 31, 2022 and 2021, no single customer accounted for more than 10.0% of total current receivables.

Additionally, the table below represents concentrations of contract revenue by type of customer for the years ended December 31, 2022, 2021 and 2020.

	2022	%	2021	%	2020	%
Federal Government	$ 80,116	11 %	$ 54,480	9 %	$ 51,793	7 %
State Governments	62,516	8 %	4,790	1 %	27,574	4 %
Local Government	125,015	17 %	120,311	20 %	202,839	29 %
Private Companies	480,675	64 %	421,779	70 %	427,736	60 %
Total contract revenues	$ 748,322	100 %	$ 601,360	100 %	$ 709,942	100 %

In the year ended December 31, 2020 one customer in the Local Governments category accounted for 11.4% of total contract revenues. In the years ended December 31, 2022 and 2021, no single customer exceeded 10.0% of total contract revenues.

The Company does not believe that the loss of any one of its customers would have a material adverse effect on the Company or its subsidiaries and affiliates since no single specific customer sustains such a large portion of receivables or contract revenue over time.

The concrete segment primarily purchases concrete from select suppliers. The loss of any one of these suppliers could adversely impact short-term operations.

Contract revenues generated outside the United States totaled 0.9%, 0.5% and 1.8% of total revenues for the years ended December 31, 2022, 2021 and 2020, respectively, and were primarily located in the Caribbean Basin and Mexico.

5.   Contracts in Progress

Contracts in progress are as follows as of December 31, 2022 and December 31, 2021:

	December 31, 2022	December 31, 2021
Costs incurred on uncompleted contracts	$ 1,251,853	$ 1,138,298
Estimated earnings	180,705	168,861
	1,432,558	1,307,159
Less: Billings to date	(1,426,375)	(1,305,628)
	$ 6,183	$ 1,531
Included in the accompanying Consolidated Balance Sheets under the following captions:		
Contract assets	$ 43,903	$ 28,529
Contract liabilities	(37,720)	(26,998)
	$ 6,183	$ 1,531

Included in contract assets is approximately $13.4 million and $3.8 million at December 31, 2022 and December 31, 2021, respectively, related to claims and unapproved change orders. See Note 2 to the Company's consolidated financial statements for discussion of the accounting for these claims.

Remaining performance obligations represent the transaction price of firm orders or other written contractual commitments from customers for which work has not been performed or is partially completed and excludes unexercised contract options and potential orders. As of December 31, 2022, the aggregate amount of the remaining performance obligations was approximately $448.8 million. Of this amount, the current expectation of the Company is that it will recognize $396.2 million, or 88%, in the next 12 months and the remaining balance thereafter.

6.   Property and Equipment

The following is a summary of property and equipment as of December 31, 2022 and December 31, 2021:

	December 31, 2022	December 31, 2021
Automobiles and trucks	$ 2,232	$ 2,337
Building and improvements	36,952	34,796
Construction equipment	130,660	137,786
Vessels and other equipment	91,495	82,455
Office equipment	6,885	6,430
	268,224	263,804
Less: Accumulated depreciation	(195,948)	(191,542)
Net book value of depreciable assets	72,276	72,262
Construction in progress	816	6,507
Land	27,885	27,885
	$ 100,977	$ 106,654

During the year ended December 31, 2021 the Company sold its land, building and improvements located in Tampa, Florida. The book value of the assets and related accumulated depreciation have been removed from the balance sheet and the Company recognized a net gain on the sale of $6.7 million.

For the years ended December 31, 2022, 2021 and 2020, depreciation expense was $19.7 million, $21.1. million and $21.8. million, respectively. Substantially all depreciation expense is included in the cost of contract revenue in the Company's Consolidated Statements of Operations. Substantially all of the assets of the Company are pledged as collateral under the Company's Credit Agreement (as defined in Note 11).

Substantially all of the Company's long-lived assets are located in the United States.

See Note 2 to the Company's consolidated financial statements for further discussion of property and equipment.

7.   Other Current Accounts Receivable

Other current accounts receivable at December 31, 2022 and 2021 consisted of the following:

	December 31, 2022	December 31, 2021
Insurance claims receivable	$ —	$ 13,273
Accident loss receivables	1,328	3,760
Vendor receivables	807	118
Purchase incentive receivable	695	—
Bond premium dividend receivable	391	385
Other current accounts receivable	305	49
Total other current accounts receivable	$ 3,526	$ 17,585

8.   Fair Value

Recurring Fair Value Measurements

The fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties. Due to their short-term nature, the Company believes that the carrying value of its accounts receivable, other current assets, accounts payable and other current liabilities approximate their fair values.

The Company classifies financial assets and liabilities into the following three levels based on the inputs used to measure fair value in the order of priority indicated:

- Level 1- fair values are based on observable inputs such as quoted prices in active markets for identical assets or liabilities;
- Level 2 - fair values are based on pricing inputs other than quoted prices in active markets for identical assets and liabilities and are either directly or indirectly observable as of the measurement date; and
- Level 3- fair values are based on unobservable inputs in which little or no market data exists.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value requires judgment and may affect the placement of assets and liabilities within the fair value hierarchy levels.

The following table sets forth by level within the fair value hierarchy the Company's recurring financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2022 and December 31, 2021:

		Fair Value Measurements		
	Carrying Value	Level 1	Level 2	Level 3
December 31, 2022				
Assets:				
Cash surrender value of life insurance policy	$ 1,811	—	1,811	—
December 31, 2021				
Assets:				
Cash surrender value of life insurance policy	$ 2,813	—	2,813	—

The Company's derivatives, which are comprised of interest rate swaps, are valued using a discounted cash flow analysis that incorporates observable market parameters, such as interest rate yield curves and credit risk adjustments, that are necessary to reflect the probability of default by us or the counterparty. These derivatives are classified as a Level 2 measurement within the fair value hierarchy. See Note 11 for additional information on the Company's derivative instrument.

Our concrete segment has life insurance policies with a combined face value of $11.1 million as of December 31, 2022. The policies are invested in mutual funds and the fair value measurement of the cash surrender balance associated with these policies is determined using Level 2 inputs within the fair value hierarchy and will vary with investment performance. These assets are included in the "Other noncurrent" asset section in the Company's Consolidated Balance Sheets.

Non-Recurring Fair Value Measurements

The Company generally applies fair value valuation techniques on a non-recurring basis associated with (1) valuing assets and liabilities acquired in connection with business combinations and other transactions; (2) valuing potential impairment loss related to long-lived assets; and (3) valuing potential impairment loss related to the infinite-lived intangible asset.

Other Fair Value Measurements

The fair value of the Company's debt at December 31, 2022 and 2021 approximated its carrying value of $35.7. million and $39.4 million, respectively, as interest is based on current market interest rates for debt with similar risk and maturity. If the Company's debt was measured at fair value, it would have been classified as Level 2 in the fair value hierarchy.

9. Intangible Assets

Intangible assets

The tables below present the activity and amortizations of finite-lived intangible assets:

	December 31, 2022		December 31, 2021	
Finite-lived intangible assets, beginning of period	$	35,240	$	35,240
Additions		—		—
Total finite-lived intangible assets, end of period	$	35,240	$	35,240
Accumulated amortization, beginning of period	$	(33,576)	$	(32,055)
Current year amortization		(1,239)		(1,521)
Total accumulated amortization		(34,815)		(33,576)
Net finite-lived intangible assets, end of period	$	425		1,664
Infinite-lived intangible assets		6,892		6,892
Total net intangible assets	$	7,317	$	8,556

Remaining net finite-lived intangible assets were acquired as part of the purchase of TAS during 2015 and TBC during 2017 and included customer relationships. Customer relationships were valued at approximately $18.8 million and are being amortized over eight years using an accelerated method based on the pattern in which the economic benefits of the assets are consumed. For the years ended December 31, 2022, 2021 and 2020, $1.2 million, $1.5 million and $2.1 million, respectively, of amortization expense was recognized for these assets. In 2022 and 2021, the Company evaluated the useful lives of these finite-lived intangible assets and no change was needed.

Future expense remaining of approximately $0.4 million will be amortized as follows:

2023	388
2024	37
	$ 425

The annual impairment test for both 2022 and 2021 concluded that the fair value of the Company's infinite-lived trade name was in excess of the carrying value, therefore no impairment was recorded in each respective year.

10.   Accrued Liabilities

Accrued liabilities as of December 31, 2022 and 2021 consisted of the following:

	December 31, 2022	December 31, 2021
Accrued salaries, wages and benefits	$ 7,605	$ 9,879
Accrued liabilities expected to be covered by insurance	5,757	19,818
Sales taxes	1,737	5,113
Property taxes	522	1,047
Sale-leaseback arrangement	813	743
Accounting and audit fees	222	413
Interest	60	23
Other accrued expenses	1,750	1,558
Total accrued liabilities	$ 18,466	$ 38,594

11.   Long-term Debt and Line of Credit

The Company entered into an amended syndicated credit agreement (the "Credit Agreement" also known as the "Fourth Amendment") on July 31, 2018 with Regions Bank, as administrative agent and collateral agent, and the following co-syndication agents: Bank of America, N.A., BOKF, NA dba Bank of Texas, KeyBank National Association, NBH Bank, IBERIABANK, Trustmark National Bank, First Tennessee Bank NA, and Branch Banking and Trust Company. The Credit Agreement was subsequently amended in March 2019 (the "Fifth Amendment"), May 2019 (the "Sixth Amendment"), June 2020 (the "Seventh Amendment"), October 2020 (the "Eighth Amendment"), and March 2022 (the "Ninth Amendment"). The Company incurred debt issuance costs related to the initial Credit Agreement and several of the subsequent amendments. The Credit Facility matures on July 31, 2023.

The Credit Agreement, which may be amended from time to time, provides for borrowings under a revolving line of credit and a term loan (together, the "Credit Facility"). The Credit Facility is guaranteed by the subsidiaries of the Company, secured by the assets of the Company, including stock held in its subsidiaries, and may be used to finance general corporate and working capital purposes, to finance capital expenditures, to refinance existing indebtedness, to finance permitted acquisitions and associated fees, and to pay for all related expenses to the Credit Facility. Interest is due and is computed based on the designation of the loan, with the option of a Base Rate Loan (the base rate plus the Applicable Margin), or an Adjusted LIBOR Rate Loan (the adjusted LIBOR rate plus the Applicable Margin). Interest is due on the last day of each quarter end for Base Rate Loans and at the end of the LIBOR rate period for Adjusted LIBOR Rate Loans. Principal balances drawn under the Credit Facility may be prepaid at any time, in whole or in part, without premium or penalty. Amounts repaid under the revolving line of credit may be re-borrowed.

Effective, March 1, 2022, the Company entered into the Ninth Amendment to the Credit Agreement to, among other things, waive certain covenant defaults, reset the revolver limit, implement an anti-cash hoarding provision and institute temporary covenant requirements. The amendment reduced the commitment on the revolving line of credit to $42.5 million. With the execution of the Ninth Amendment, the existing Credit Facility was treated as a modification of debt and accounted for under the guidelines of ASC 470-50, Debt, Modifications and Extinguishments. The new debt issuance costs of approximately $1.0 million, inclusive of appraisal and bank consulting fees, related to the execution of the Ninth Amendment will be amortized through the maturity date.

The yearly weighted average interest rate for the Credit Facility as of December 31, 2022 was 6.23%.

The Company's obligations under debt arrangements consisted of the following:

	December 31, 2022			December 31, 2021		
	Principal	Debt Issuance Costs[1]	Total	Principal	Debt Issuance Costs[1]	Total
Revolving line of credit	$ 35,000	$ (327)	$ 34,673	$ 39,000	$ —	$ 39,000
Other debt	283	—	283	141	—	141
Total current debt	35,283	(327)	34,956	39,141	—	39,141
Other debt	716	—	716	259	—	259
Total long-term debt	716	—	716	259	—	259
Total debt	$ 35,999	$ (327)	$ 35,672	$ 39,400	$ —	$ 39,400

(1) Total debt issuance costs, include underwriter fees, legal fees and syndication fees and fees related to the execution of the Ninth Amendment to the Credit Agreement.

Provisions of the revolving line of credit

The Company has a maximum borrowing availability under the revolving line of credit and swingline loans (as defined in the Credit Agreement) of $42.5 million. There is a letter of credit sublimit that is equal to the lesser of $20.0 million and the aggregate unused amount of the revolving commitments then in effect. There is also a swingline sublimit equal to the lesser of $5.0 million and the aggregate unused amount of the revolving commitments then in effect.

Revolving loans may be designated as Base Rate Loan or Adjusted LIBOR Rate Loans, at the Company's request, and must be drawn in an aggregate minimum amount of $1.0 million and integral multiples of $250,000 in excess of that amount. Swingline loans must be drawn in an aggregate minimum amount of $250,000 and integral multiples of $50,000 in excess of that amount. The Company may convert, change, or modify such designations from time to time.

The Company is subject to a commitment fee for the unused portion of the maximum borrowing availability under the revolving line of credit. The commitment fee, which is due quarterly in arrears, is equal to the Applicable Margin of the actual daily amount by which the Aggregate Revolving Commitments exceeds the Total Revolving Outstanding. The revolving line of credit termination date is the earlier of the Credit Facility termination date, July 31, 2023, or the date the outstanding balance is permanently reduced to zero, in accordance with the terms of the amended Credit Facility.

As of December 31, 2022, the Company had $35.0 million of borrowings under the revolving line of credit. There were $1.5 million in outstanding letters of credit as of December 31, 2022, which reduced the maximum borrowing availability on the revolving line of credit to $6.0 million. During the year ended December 31, 2022, the Company drew down $24.0 million for general corporate purposes and made payments of $28.0 million on the revolving line of credit which resulted in a net decrease of $4.0 million.

Other debt

The Company has entered into debt agreements with De Lage Landen Financial Services, Inc. and Mobilease for the purpose of financing equipment purchased. As of December 31, 2022, the carrying value of this debt was $1.0 million. The agreements are secured by the financed equipment assets and the debt is included as a component of current debt and long-term debt on the Consolidated Balance Sheets.

Financial covenants

Restrictive financial covenants under the Credit Facility include:
- Consolidated Leverage Ratio
    - Fiscal Quarter Ending December 31, 2022 and each Fiscal Quarter thereafter, maximum of 3.00 to 1.00
- Consolidated Fixed Charge Coverage Ratio
    - Fiscal Quarter Ending December 31, 2022 and each Fiscal Quarter thereafter, minimum of 1.25 to 1.00.

In addition, the Credit Facility contains events of default that are usual and customary for similar arrangements, including non-payment of principal, interest or fees; breaches of representations and warranties that are not timely cured; violation of covenants; bankruptcy and insolvency events; and events constituting a change of control.

The Company was in compliance with all financial covenants as of December 31, 2022, with the reported consolidated leverage ratio of 2.38 to 1.00 and the reported consolidated fixed charge coverage ratio of 1.76 to 1.00.

Management has obtained a consent with respect to the delivery of its annual financial statements with an audit opinion unqualified as to going concern from the Credit Facility lenders, and at the date of this filing is negotiating a new credit facility.

12. Other Long-Term Liabilities

Other long-term liabilities at December 31, 2022 and 2021 consisted of the following:

	December 31, 2022	December 31, 2021
Sale-leaseback arrangement	$ 15,156	$ 15,969
Deferred compensation	1,639	2,759
Accrued liabilities expected to be covered by insurance	277	214
Total other long-term liabilities	$ 17,072	$ 18,942

Sale-Leaseback Arrangement

On September 27, 2019, the Company entered into a purchase and sale agreement (the "Purchase and Sale Agreement"). Pursuant to the terms of the Purchase and Sale Agreement, the Company sold its 17300 & 17140 Market Street location in Channelview, Texas (the "Property") for a purchase price of $19.1 million. Concurrent with the sale of the Property, the Company entered into a fifteen-year lease agreement (the "Lease Agreement"), whereby the Company will lease back the Property at an annual rental rate of approximately $1.5 million, subject to annual rent increases of 2.0%. Under the Lease Agreement, the Company has two consecutive options to extend the term of the Lease by ten years for each such option. This transaction was recorded as a failed sale-leaseback. The Company recorded a liability for the amounts received, will continue to depreciate the non-land portion of the asset, and has imputed an interest rate so that the net carrying amount of the financial liability and remaining assets will be zero at the end of the initial lease term. Concurrently with the sale, the Company paid $18.2 million towards the Term loan portion of the Company's Credit Facility, consistent with terms of the Sixth Amendment.

13. Income Taxes

The following table presents the components of our consolidated income tax expense for the years ended December 31, 2022, 2021 and 2020:

	Current		Deferred		Total	
Year ended December 31, 2022						
U.S. Federal	$	—	$	—	$	—
State and local		449	$	(29)		420
Foreign		(34)		43		9
	$	415	$	14	$	429
Year ended December 31, 2021						
U.S. Federal	$	—	$	—	$	—
State and local		243		(20)		223
Foreign		268		11		279
	$	511	$	(9)	$	502
Year ended December 31, 2020						
U.S. Federal	$	—	$	—	$	—
State and local		589		13		602
Foreign		1,370		4		1,374
	$	1,959	$	17	$	1,976

The Company's income tax provision reconciles to the provision at the statutory U.S. federal income tax rate for each year ended December 31, as follows:

	2022		2021		2020	
Statutory amount	$	(2,558)	$	(2,952)	$	4,662
Valuation allowance on foreign tax credits		(136)		186		1,344
State income tax, net of federal benefit		251		44		792
Permanent differences, other		185		303		558
Permanent differences, stock compensation		217		(262)		328
Valuation allowance, other		2,251		3,108		(5,795)
Other		219		75		87
Consolidated income tax provision	$	429	$	502	$	1,976
Consolidated effective tax rate		(3.5)%		(3.6)%		8.9 %

In the year ended 2022, the Company's effective tax rate differed from the statutory federal rate of 21% primarily due to the tax impact from the valuation allowance for current year activity, state income taxes and the non-deductibility of other permanent items.

In the year ended 2021, the Company's effective tax rate differed from the statutory federal rate of 21% primarily due to the valuation allowance related to the current year net loss.

In the year ended 2020, the Company's effective tax rate differed from the statutory federal rate of 21% primarily due to the movement in the valuation allowance for current year activity, state income taxes and the non-deductibility of other permanent items.

Deferred Taxes

The Company's deferred tax assets and liabilities are as follows:

	Long Term As of December 31,		
	2022		2021
Assets related to:			
Accrued liabilities	$ 1,320	$	1,568
Intangible assets	2,161		2,510
Net operating loss carryforward	16,699		11,966
Stock-based compensation	276		326
Foreign tax credits	3,831		3,968
Goodwill	4,328		5,249
Leases	9,018		8,772
Other	2,301		2,040
Total gross deferred tax assets	39,934		36,399
Less valuation allowance	(17,557)		(15,443)
Total net deferred tax assets	22,377		20,956
Liabilities related to:			
Depreciation and amortization	(22,362)		(20,700)
Other	(156)		(384)
Total deferred tax liabilities	(22,518)		(21,084)
Net deferred tax liabilities	$ (141)	$	(128)

The Company has net operating loss carryforwards for federal income tax purposes of $51.3 million as of December 31, 2022, which are available to reduce future taxable income. The Company's federal net operating losses arose after the 2017 tax year and can be carried forward for an indefinite period of time but are limited to offset 80% of taxable income in any given year. The Company has state net operating losses of $132.0 million that expire beginning in 2027. A portion of the state losses that arose after the 2017 tax year may be carried forward indefinitely. Additionally, the Company has foreign tax credits of $3.8 million that can be carried forward for up to ten years. The Company has foreign tax credits that will expire next year.

The Company assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to realize the existing deferred tax assets. The Company considers the scheduled reversal of deferred tax liabilities, available carryback periods, and tax-planning strategies in making this assessment. According to ASC subtopic 740-10, the Company's history of losses is a significant piece of objective evidence. This objective evidence is weighed more heavily than the Company's subjective positive evidence such as our estimated future taxable income and growth. Therefore, as of December 31, 2022, the Company continues to maintain a valuation allowance of $17.6 million. This valuation allowance increased by $2.2 million during the year ended December 31, 2022 primarily to offset net operating losses generated during the current period.

Uncertain Tax Benefits

The Company and its subsidiaries file consolidated federal income tax returns in the United States and also file in various states and foreign jurisdictions. With few exceptions, the Company remains subject to federal and state income tax examinations for the years of 2013-2021. As of December 31, 2022, the Company has recorded unrecognized tax benefits of $1.6 million for any uncertain tax positions. The Company does not expect that unrecognized tax benefits as of December 31, 2022 for certain federal income tax matters will significantly change over the next 12 months. The final outcome of these uncertain tax positions is not yet determinable.

The change in the total gross unrecognized tax benefits and prior year audit resolutions of the Company during the years ended December 31, 2022 and 2021 are reconciled in the table below:

	2022	2021
Balance at beginning of the year	$ 1,614	$ 1,614
Additions based on tax position related to current year	—	—
Additions based on tax positions related to prior years	—	—
Reductions based on tax positions related to current year	—	—
Reductions based on tax positions related to prior years	—	—
Settlements with tax authorities	—	—
Lapse of statute of limitations	—	—
Balance at end of the year	$ 1,614	$ 1,614

The Company's policy is to recognize interest and penalties related to any unrecognized tax liabilities as additional tax expense. No interest or penalties have been accrued at December 31, 2022, 2021 and 2020. The Company believes it has appropriate and adequate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open years based on an assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter. Although the Company believes its recorded assets and liabilities are reasonable, tax regulations are subject to interpretation and tax litigation is inherently uncertain; therefore the Company's assessments can involve both a series of complex judgments about future events and rely heavily on estimates and assumptions. Although the Company believes that the estimates and assumptions supporting its assessments are reasonable, the final determination of tax audit settlements and any related litigation could be materially different from that which is reflected in historical income tax provisions and recorded assets and liabilities. If the Company were to settle an audit or a matter under litigation, it could have a material effect on the income tax provision, net income, or cash flows in the period or periods for which that determination is made. Any accruals for tax contingencies are provided for in accordance with U.S. GAAP.

The Company does not believe that its tax positions will significantly change due to any settlement and/or expiration of statutes of limitations prior to December 31, 2023.

14.   Earnings Per Share

Basic earnings per share is based on the weighted average number of common shares outstanding during each period. Diluted earnings per share is based on the weighted average number of common shares outstanding as well as the effect of all dilutive common stock equivalents during each period net income is generated. For the years ended December 31, 2022, 2021 and 2020, the Company had 490,678, 831,077, and 1,159,440, securities, respectively, that were potentially dilutive in earnings per share calculations. Such dilution is dependent on the excess of the market price of our stock over the exercise price and other components of the treasury stock method. The exercise price for certain stock options awarded by the Company exceeded the average market price of the Company's common stock for the years ended December 31, 2022, 2021 and 2020. Such stock options are antidilutive and are not included in the computation of earnings per share for those periods.

The following table reconciles the denominators used in the computations of both basic and diluted earnings per share:

	Year ended December 31,		
	2022	2021	2020
Basic:			
Weighted average shares outstanding	31,402,328	30,763,527	30,122,362
Diluted:			
Total basic weighted average shares outstanding	31,402,328	30,763,527	30,122,362
Effect of potentially dilutive securities:			
Common stock options	—	—	—
Total weighted average shares outstanding assuming dilution	31,402,328	30,763,527	30,122,362

15. Stock-Based Compensation

The Compensation Committee of the Company's Board of Directors is responsible for the administration of the Company's stock incentive plans, which include the balance of shares remaining under the 2022 Long Term Incentive Plan (the "2022 LTIP"), which was approved by shareholders in May of 2022 and authorized 2,175,000 shares, the maximum aggregate number to be issued, plus any shares available for grant under prior long term incentive plans as of the date the 2022 LTIP was approved, and any shares subject to awards granted under the prior plans that expire or are cancelled, forfeited, exchanged, settled in cash or otherwise terminated. In general, the Company's 2022 LTIP provides for grants of restricted stock, performance based awards and stock options to be issued with a per-share price not less than the fair market value of a share of common stock on the date of grant. Option terms are specified at each grant date but generally are 10 years from the date of issuance. Options generally vest over a three to five-year period.

Restricted Stock

The following table summarizes the restricted stock activity under the Company's equity incentive plans:

	Number of Shares		Weighted Average Fair Value Per Share
Nonvested at January 1, 2020	516,572	$	4.29
Granted	1,038,044	$	2.76
Vested	(496,797)	$	2.87
Forfeited shares	(107,383)	$	7.13
Nonvested at December 31, 2020	950,436	$	3.04
Granted	916,531	$	4.58
Vested	(690,676)	$	3.43
Forfeited shares	(234,232)	$	4.22
Nonvested at December 31, 2021	942,059	$	3.97
Granted	1,603,434	$	2.73
Vested	(806,241)	$	2.90
Forfeited shares	(382,480)	$	4.60
Nonvested at December 31, 2022	1,356,772	$	2.96

In January 2022, the Company granted an independent director 8,929 shares of restricted common stock, which vested immediately on the date of grant and had a fair value on the date of grant of $3.36 per share.

In May 2022, independent directors as well as Mr. Austin J. Shanfelter, the Company's Executive Chairman, Interim Chief Executive Officer and Interim Chief Financial Officer, were awarded an aggregate of 623,655 shares of restricted common stock. The total number included 193,548 shares, which were awarded to the six independent directors and vested immediately on the date of the grant, as well as 430,107 shares of time-vested restricted stock units awarded to Mr. Shanfelter. In September 2022, 179,211 of the time-vested restricted stock units cliff vested and were settled in stock as a result of Mr. Shanfelter fulfilling his term as Interim Chief Executive Officer. In March 2023, the remaining 250,896 time-vested restricted stock units cliff vested and were settled in stock as a result of Mr. Shanfelter fulfilling his term as Executive Chairman. The fair value on the date of the grant of all shares awarded in May 2022 was $2.79 per share.

In August 2022, the Company granted an executive 446,097 shares of restricted common stock with a vesting period of three years. In addition, the Company granted the executive 241,636 performance-based units. The performance-based units will potentially vest 100% if the target is met, with 100% of the units to be earned based on the achievement of an objective, tiered return on invested capital, measured over a three-year performance period. The Company evaluates the probability of achieving this each reporting period. The fair value of all grants awarded in August 2022 was $2.69 per unit.

In September 2022, the Company granted an executive 130,909 shares of restricted common stock with a vesting period of three years. In addition, the Company granted the executive 87,273 performance-based units. The performance-based units will potentially vest 100% if the target is met, with 100% of the units to be earned based on the achievement of an objective, tiered return on invested capital, measured over a three-year performance period. The Company evaluates the probability of achieving this each reporting period. The fair value of all grants awarded in September 2022 was $2.75 per unit.

In November 2022, the Company granted an executive of the Company 64,935 shares of restricted common stock, which vested immediately on the date of grant. The fair value of all shares awarded on the date of grant was $2.31 per share.

In May 2021, the Company's six independent directors each received equity compensation grants of 14,975 shares, with a fair value of $6.01 per share. In September 2021, the Company granted an independent director 18,215 shares of restricted common stock, which vested immediately on the date of grant. The fair value of all shares awarded on the date of grant was $5.49.

In May 2021, certain officers and executives of the Company were awarded 160,000 shares of restricted common stock with a vesting period of three years and a fair value of $6.01 per share. In September 2021, the Company granted an executive of the Company 9,901 shares of restricted common stock with a vesting period of three years and a fair value of $5.05 per share.

In May 2021, the Company awarded certain executives 240,000 performance-based units. The performance-based units will potentially vest 100% if the target is met, with 100% of the units to be earned based on the achievement of an objective, tiered return on invested capital, measured over a three-year performance period. The Company evaluates the probability of achieving this each reporting period. The fair value of all units awarded on the date of the grant was $6.01 per unit.

In December 2021, certain officers and executives of the Company were awarded 139,000 shares of restricted common stock with a vesting period of three years and a fair value of $3.75 per share.

In February 2020, the Company granted an executive of the Company 15,121 shares of restricted common stock, which vested immediately on the date of grant. The fair value of all shares awarded on the date of grant was $4.96 per share.

In March 2020, certain officers and executives of the Company were awarded 170,235 shares of restricted common stock with a vesting period of three years and a fair value of $3.73 per share.

In May 2020, the Company's six independent directors each received equity compensation grants of 39,823 shares, with a fair value of $2.26 per share.

In May 2020, certain officers and executives of the Company were awarded 100,000 shares of restricted common stock with a vesting period of three years and a fair value of $2.26 per share. In September 2020, the Company granted an executive of the Company 25,000 shares of restricted common stock with a vesting period of three years and a fair value of $2.58 per share.

In May 2020, the Company awarded certain executives 300,000 performance-based units. The performance-based units will potentially vest 50% if the target is met, with 25% each vesting on the second and third anniversary of the determination that the target was met, with 100% of the units to be earned based on the achievement of an objective, tiered return on invested capital, measured over a one-year performance period ending June 30,2021. The Company evaluates the probability of achieving this each reporting period. The fair value of all units awarded on the date of the grant was $2.26 per unit.

In August 2021, the Company determined the performance-based units awarded in May 2020 vested near the outperformance level established above the target set based on the achievement of an objective, tiered return on invested capital, measured over a one-year performance period ending June 30, 2021. As a result, the executives earned an additional 259,565 performance-based units with a fair value of $2.26, of which 50% vested immediately on the date of determination and 25% each will vest on the first and second anniversary of the date of determination.

In August 2020, the Company determined the performance-based units awarded in May 2019 vested at the outperformance level established above the target set based on the achievement of an objective, tiered return on invested capital, measured over a one-year performance period ending June 30, 2020. As a result, the executives earned an additional 93,750 performance-based units with a fair value of $1.96, of which 50% vested immediately on the date of determination and 25% each will vest on the first and second anniversary of the date of determination.

In December 2020, certain officers and executives of the Company were awarded 95,000 shares with a vesting period of three years and a fair value of $4.92 per share.

Stock Options

The following table summarizes the stock option activity under the Company's equity incentive plans:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2020	1,464,766	$ 7.41		
Forfeited	(542,151)	$ 7.94		
Outstanding at December 31, 2020	922,615	$ 7.10		
Exercised	(28,546)	3.86		
Forfeited	(169,365)	$ 6.32		
Outstanding at December 31, 2021	724,704	$ 7.41		
Forfeited	(421,375)	$ 7.49		
Outstanding at December 31, 2022	303,329	$ 7.29		
Vested and expected to vest at December 31, 2022	303,329	$ 7.29	3.18	$ —
Exercisable at December 31, 2022	303,329	$ 7.29	3.18	$ —

For years ended December 31, 2022, 2021 and 2020, compensation expense related to stock based awards outstanding for the periods was $2.8 million, $2.4 million and $2.0 million, respectively. The Company applies a 3.2% and 5.5% forfeiture rate, which gets compounded over the vesting terms of the individual award, to its restricted stock and option grants, respectively, based on historical analysis. For the years ended December 31, 2022, 2021 and 2020, payments related to tax withholding for share-based compensation for certain officers of the Company were approximately $0.4 million, $0.9 million and $0.2 million, respectively.

In the year ended December 31, 2021, the Company received proceeds of approximately $0.1 million upon the exercise of 28,546 options. In the years ended December 31, 2022 and December 31, 2020, no stock options were exercised.

As of December 31, 2022, total unrecognized compensation expense related to unvested stock was approximately $3.1 million, which is expected to be recognized over a period of approximately 2.3 years.

	2022	2021	2020
Total intrinsic value of options exercised	$ —	$ 50	$ —
Total fair value of shares vested	$ —	$ 93	$ 329

16.   Employee Benefits

All of the Company's marine segment employees except the Associate Divers, the Associate Tugmasters, and union employees in the Pacific Northwest, are eligible to participate in the Company's 401(k) Retirement Plan after completing six months of service. Each participant may contribute between 1% and 80% of eligible compensation on a pre-tax basis, up to the annual IRS limit. The Company matches 100% on the first 2% of eligible compensation contributed to the Plan and 50% on the next 2% of eligible compensation contributed to the Plan. Participants' contributions are fully vested at all times. Employer matching contributions vest over a four-year period. At its discretion, the Company may make additional matching and profit-sharing contributions. During the years ended December 31, 2022, 2021 and 2020 the Company contributed $1.4 million, $1.4 million and $1.2 million, respectively to the Plan.

All of the Company's concrete segment employees except Leads, Helpers, Laborers, Finishers, Formsetters, Carpenters, Rodbusters, Patchmen, Equipment Operators, Field Engineering Trainees and certain Highly Compensated Employees are eligible to participate in the AGC Southwest Chapters 401(k) Retirement Plan, a multiple employer plan, after completing three months of service. Each participant may contribute up to the annual IRS limit. The Company matches 50% on the first 6% of eligible compensation contributed to the Plan. Participants' contributions are fully vested at all times. Employer matching contributions vest over a five-year period. At its discretion, the Company may make additional matching and profit-sharing contributions. During the year ended December 31, 2022, 2021 and 2020, the Company contributed $1.0 million, $0.9 million and less than $0.1 million, respectively.

The Company contributes to several multi-employer defined pension plans under the terms of collective-bargaining agreements that cover its union-represented employees. Risks of participating in these multi-employer plans are different from single-employer plans in the following aspects:

- Assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers;
- If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and
- If the Company chooses to stop participating in its multi-employer plans, it may be required to pay a withdrawal liability based on the underfunded status of the plan.

The following table presents the Company's participation in these plans:

Pension Trust Fund	Employer Identification Number	Pension Protection Act ("PPA") Certified Zone Status (1)		FIP/RP Status P/I (2)	Contributions			Surcharge Imposed	Expiration of Collective Bargaining Agreement
		2022	2021		2022	2021	2020		
International Union of Operating Engineers - Employers Construction Industry Retirement Plan - Local 302 and 612 Trust Funds	91-6028571	Green	Green	N/A	$ 1,289	$ 1,297	$ 2,480	—	2024
Washington Laborers	91-6022315	Green	Green	N/A	$ 106	$ 244	$ 236	—	2024
Carpenters Retirement Plan of Western Washington	91-6029051	Green	Green	N/A	$ 1,717	$ 1,700	$ 1,898	—	2024
Cement Masons & Plasterers Trust Funds	91-6066773	N/A	Green	N/A	$ —	$ 32	$ 39	—	N/A
Western Conference of Teamsters Pension Trust Fund	91-6145047	Green	Green	N/A	$ 44	$ 44	$ 15	—	2024
Alaska Carpenters Trust Fund	92-0120866	N/A	N/A	N/A	$ —	$ —	$ 271	—	N/A
Alaska Laborers Trust Fund	91-6028298	N/A	N/A	N/A	$ —	$ —	$ 226	—	N/A

(1) The most recent PPA zone status available in 2022 and 2021 is for the plan's year end during 2021 and 2020, respectively. Zone status is based on information received from the plan and is indicative of the plans funding status. Among other factors, plans in the red zone are generally less than 65 percent funded, plans in the orange zone are less than 80 percent funded and have an Accumulated Funding Deficiency in the current year or projected into the next six years, plans in the yellow zone are less than 80 percent funded, and plans in the green zone are at least 80 percent funded.

(2) The FIP/RP Status P/I column indicates plans for which a financial improvement plan ("FIP") or a rehabilitation plan ("RP") is either pending ("P"), or implemented ("I").

There are currently no plans to withdraw from any of the multi-employer plans in which the Company participates.

17.   Commitments and Contingencies

The Company is involved in various legal and other proceedings which are incidental to the conduct of its business, none of which in the opinion of management will have a material effect on the Company's financial condition, results of operations or cash flows. Management believes that it has recorded adequate accrued liabilities and believes that it has adequate insurance coverage or has meritorious defenses for these claims and contingencies.

18.   Segment Information

The Company currently operates in two reportable segments: marine and concrete. The Company's financial reporting systems present various data for management to run the business, including profit and loss statements prepared according to the segments presented. Management uses operating income to evaluate performance between the two segments.

Segment information for the periods presented is provided as follows:

		Year Ended December 31,		
		2022	**2021**	**2020**
Marine				
Contract revenues	$	339,213 $	263,915 $	388,173
Operating income		9,787	5,760	29,815
Depreciation and amortization expense		(16,592)	(17,287)	(18,369)
Total assets	$	239,369 $	236,773 $	
Property and equipment, net		91,390	93,383	
Concrete				
Contract revenues	$	409,109 $	337,445 $	321,769
Operating loss		(17,817)	(15,077)	(3,229)
Depreciation and amortization expense		(7,465)	(8,143)	(8,848)
Total assets	$	127,786 $	114,977 $	
Property and equipment, net		9,587	13,271	

There was $0.2 million in intersegment revenues between the Company's two reportable segments for the year ended December 31, 2022. There was less than $0.1 million in intersegment revenues between the Company's two reportable segments for the year ended December 31, 2021. The marine segment had foreign revenues of $6.7 million and $2.9. million, respectively, for the years ended December 31, 2022 and 2021. These revenues are derived from projects in the Caribbean Basin and Mexico and are paid primarily in U.S. dollars. There was no foreign revenue for the concrete segment.

19.   Leases

The Company has operating and finance leases for office space, equipment and vehicles. Leases recorded on the balance sheet consists of the following:

Leases		December 31, 2022	December 31, 2021
Assets			
Operating lease right-of-use assets, net (1)	$	14,978 $	14,686
Financing lease right-of-use assets, net (2)		15,839	14,561
Total assets	$	30,817 $	29,247
Liabilities			
Current			
Operating	$	4,738 $	3,857
Financing		4,031	3,406
Total current		8,769	7,263
Noncurrent			
Operating		11,018	11,637
Financing		11,102	10,908
Total noncurrent		22,120	22,545
Total liabilities	$	30,889 $	29,808

(1) Operating lease right-of-use assets are recorded net of accumulated amortization of $10.5 million and $9.5 million as of December 31, 2022 and 2021, respectively.
(2) Financing lease right-of-use assets are recorded net of accumulated amortization of $5.1 million and $2.7 million as of December 31, 2022 and 2021, respectively.

Other information related to lease term and discount rate is as follows:

	December 31, 2022	December 31, 2021
Weighted Average Remaining Lease Term (in years)		
Operating leases	3.90	4.90
Financing leases	4.36	4.70
Weighted Average Discount Rate		
Operating leases	4.86 %	4.75 %
Financing leases	5.62 %	4.28 %

The components of lease expense are as follows:

	Year Ended December 31,		
	2022	2021	2020
Operating lease costs:			
Operating lease cost	$ 5,012	$ 5,814	$ 6,430
Short-term lease cost (1)	1,754	1,607	3,871
Financing lease costs:			
Interest on lease liabilities	767	491	548
Amortization of right-of-use assets	3,142	2,822	3,324
Total lease cost	$ 10,675	$ 10,734	$ 14,173

(1) Includes expenses related to leases with a lease term of more than one month but less than one year.

Supplemental cash flow information related to leases is as follows:

	Year Ended December 31,		
	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows for operating leases	$ 4,966	$ 5,666	$ 6,262
Operating cash flows for finance leases	$ 767	$ 491	$ 548
Financing cash flows for finance leases	$ 2,992	$ 3,035	$ 3,619
Non-cash activity:			
ROU assets obtained in exchange for new operating lease liabilities	$ 6,740	$ 1,567	$ 7,829
ROU assets obtained in exchange for new financing lease liabilities	$ 9,368	$ 7,318	$ 11,270

Maturities of lease liabilities are summarized as follows:

	Operating Leases	Finance Leases
Year ending December 31,		
2023	$ 5,386	$ 4,322
2024	4,628	4,436
2025	3,185	3,307
2026	1,770	1,815
2027	1,704	1,529
Thereafter	656	1,583
Total future minimum lease payments	17,329	16,992
Less - amount representing interest	1,573	1,859
Present value of future minimum lease payments	15,756	15,133
Less - current lease obligations	4,738	4,031
Long-term lease obligations	$ 11,018	$ 11,102

20.   Subsequent Events

On March 10, 2023, the United States Navy awarded the Dragados/Hawaiian Dredging/Orion Joint Venture a $2.8 billion contract to complete the construction of a dry dock at Pearl Harbor Naval Shipyard. The Orion portion of work totals $448 million. The project work will be performed in Hawaii and is expected to be completed by September 2027. This contract is part of the United States Navy's Shipyard Infrastructure Optimization Program, a critical investment in increasing capacity and modernizing our nation's shipyards to accommodate larger surface ships and Virginia-class submarines. In accordance with the Navy's mandate for the project, the work will be undertaken with consideration of how it impacts the environment, natural and cultural resources and water and air quality.

On March 14, 2023, Management obtained a consent with respect to the delivery of its annual financial statements with an audit opinion unqualified as to going concern from the Credit Facility lenders.

ORION GROUP HOLDINGS, INC.
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
(Dollars in thousands)

Description	Balance at the Beginning of the Period		Charged to Revenue, Cost or Expense		Deduction		Balance at the End of the Period	
Year ended December 31, 2020								
Allowance for credit losses	$	2,600	$	(487)	$ 1,702		$	411
Deferred tax asset valuation allowance	$	16,960	$	(4,587)	$	(120)	$	12,493
Reserve for losses on uncompleted contracts	$	10,925	$	543	$ 9,995		$	1,473
Year ended December 31, 2021								
Allowance for credit losses	$	411	$	—	$	88	$	323
Deferred tax asset valuation allowance	$	12,493	$	3,294	$	344	$	15,443
Reserve for losses on uncompleted contracts	$	1,473	$	33	$ 1,472		$	34
Year ended December 31, 2022								
Allowance for credit losses	$	323	$	322	$	39	$	606
Deferred tax asset valuation allowance	$	15,443	$	2,114	$	—	$	17,557
Reserve for losses on uncompleted contracts	$	34	$	351	$	32	$	353



12000 Aerospace Avenue, Suite 300
Houston, Texas 77034
www.oriongroupholdingsinc.com



